    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997

                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              TRIUMPH GROUP, INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       51-0347963
                 (State or other jurisdiction                                (IRS Employer Identification Number)
              of incorporation or organization)

                        FOUR GLENHARDIE CORPORATE CENTER
                         1255 DRUMMERS LANE, SUITE 200
                           WAYNE, PENNSYLVANIA 19087
                                 (610) 975-0420
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 RICHARD C. ILL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              TRIUMPH GROUP, INC.
                        FOUR GLENHARDIE CORPORATE CENTER
                         1255 DRUMMERS LANE, SUITE 200
                           WAYNE, PENNSYLVANIA 19087
                                 (610) 975-0420
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

              Edward D. Slevin, Esquire                               George P. Stamas, Esquire
             Gerald J. Guarcini, Esquire                               John B. Watkins, Esquire
          Ballard Spahr Andrews & Ingersoll                           Wilmer, Cutler & Pickering
            1735 Market Street, 51st Floor                                 100 Light Street
           Philadelphia, Pennsylvania 19103                           Baltimore, Maryland 21202
                    (215) 665-8500                                          (410) 986-2800

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                 PROPOSED MAXIMUM         PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                        AMOUNT TO             OFFERING PRICE              AGGREGATE
            SECURITIES TO BE REGISTERED                   BE REGISTERED            PER SHARE (1)          OFFERING PRICE(1)
Common Stock, par value
  $.001 per share                                       2,557,500 shares              $32.60                 $83,374,500


              TITLE OF EACH CLASS OF                        AMOUNT OF
            SECURITIES TO BE REGISTERED                 REGISTRATION FEE
Common Stock, par value
  $.001 per share                                            $25,265

------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of Triumph Group, Inc. Common Stock on October 31, 1997, as reported on the NYSE.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                           SUBJECT TO COMPLETION

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                NOVEMBER 4, 1997

                                2,325,000 SHARES

                                     [LOGO]

                              TRIUMPH GROUP, INC.

                                  COMMON STOCK
                                   ---------

    Of the 2,325,000 shares of Common Stock, par value $.001 per share ("Common Stock"), of Triumph Group, Inc. (the "Company") offered hereby, 2,000,845 shares are being sold by the Company and 324,155 shares will be sold by World Equity Partners, L.P. (the "Selling Stockholder") subsequent to the exercise of its warrant. See "Principal and Selling Stockholders." The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "TGI." On November 3, 1997, the closing price of the Common Stock on the NYSE was $33.25 per share. See "Price Range of Common Stock."
                                 --------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PRICE        UNDERWRITING       PROCEEDS        PROCEEDS TO
                                TO          DISCOUNTS AND         TO             SELLING
                              PUBLIC         COMMISSION       COMPANY(1)      STOCKHOLDERS
Per Share...............         $                $                $                $
Total(2)................         $                $                $                $

(1) Before deducting estimated expenses of $400,000 payable by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 232,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public as shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."
                                 --------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about November   ,
1997.

BT ALEX. BROWN                                      SBC WARBURG DILLON READ INC.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER   , 1997

                                    [PHOTOS]

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK PRIOR TO THE PRICING OF THIS OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE AUDITED AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. UNLESS THE CONTEXT INDICATES OR REQUIRES OTHERWISE, AS USED IN THIS PROSPECTUS, REFERENCES TO "THE COMPANY" INCLUDE TRIUMPH GROUP, INC. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND THE OPERATING DIVISIONS OF SUCH SUBSIDIARIES. THE COMPANY CONDUCTS ITS OPERATIONS THROUGH ITS WHOLLY OWNED SUBSIDIARY, TRIUMPH GROUP HOLDINGS, INC. AND ITS DIRECT AND INDIRECT SUBSIDIARIES.

                                  THE COMPANY

    The Company designs, engineers, manufactures, repairs and overhauls aviation components such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units ("APUs"), avionics and aircraft instruments. The Company serves a broad spectrum of the aviation industry, including commercial airlines and air cargo carriers, as well as original equipment manufacturers of aircraft and aircraft components ("OEMs"), on a worldwide basis.

    According to 1996 U.S. Department of Commerce statistics, the annual worldwide market for aircraft, including components, is approximately $56.7 billion. This market is expected to grow at an annual rate of 5% to 6% through 2000. AVIATION WEEK AND SPACE TECHNOLOGY has stated that the global airline industry spends at least $20 billion annually to maintain its aircraft. Both the aircraft component production and component repair industries are highly fragmented, each consisting of a limited number of well-capitalized companies, which offer a broad range of products and services, and a large number of smaller, specialized companies. The aviation industry has been consolidating at an increasing pace in recent years, and it is expected that such consolidation will continue for the foreseeable future.

    The Company believes that there are a number of significant trends affecting the demand for its products and services. In addition to increased air transit and aircraft in service, these trends include (i) increased outsourcing of the manufacture and maintenance of aircraft components, assemblies and subassemblies by aircraft operators and OEMs, (ii) reductions by customers in the number of approved suppliers and vendors of aviation products and services, (iii) reduced supply of surplus aircraft, (iv) increased emphasis on component traceability and (v) more stringent maintenance and safety requirements.

COMPETITIVE ADVANTAGES

    The Company believes that it is well positioned to take advantage of these trends due to:

    BROAD ARRAY OF PRODUCTS AND SERVICES. The Company offers to the aviation industry a consolidated point of purchase for a broad array of aviation products and services. The Company designs, engineers and manufactures aircraft components to fulfill the particular needs and requirements of its customers. In certain cases, principally at Triumph Controls, Inc. ("TCI"), a subsidiary of the Company, the Company owns the proprietary right to these designs and, accordingly, the customer generally relies on the Company to provide service on such aircraft components at every stage of their useful lives, including the repair and overhaul or replacement of such components. In addition, the Company manufactures aviation components according to its customers' specifications. The Company also performs repair and overhaul services for customers on various aviation components manufactured by third parties. The Company offers to maintain and manage inventories of aircraft components and other products for certain of its customers. In certain instances, the Company's customers require it to maintain and manage their inventories.

    GOVERNMENT CERTIFICATIONS. The Company operates 12 repair stations certified by the United States Federal Aviation Administration (the "FAA") and has been granted licenses from the FAA and certain foreign regulatory authorities to perform repair and overhaul services on broad classifications of aircraft instruments and accessories. Without such broad certifications and licenses, which are often expensive and time-consuming to obtain and involve extensive audit procedures, other companies are precluded from offering these products and services, thereby constituting a significant barrier to entry. In addition, the Company holds two exclusive licenses issued by the FAA which permit the Company to design, engineer, repair, test and release into service, without FAA approval, certain products to its own specifications for certain aircraft components and therefore to compete directly with OEMs with respect to such components. These licenses, known as SFAR 36 certifications, enable the Company to offer, on a proprietary basis, certain repaired parts to its customers at a lower cost than other companies that must purchase replacement parts from third parties. The Company also employs three Designated Engineering Representatives ("DERs") who are certified to act on behalf of the FAA to develop, substantiate and approve repairs on components for certain of the Company's operating divisions and subsidiaries.

    EMPHASIS ON QUALITY CONTROL. The Company incurs significant expenses to maintain the most stringent quality control of its products and services. In addition to domestic and foreign governmental regulations, OEMs, commercial airlines and other customers require that the Company satisfy certain requirements relating to the quality of its products and services. The Company performs testing and certification procedures on all of the products that it designs, engineers, manufactures, repairs and overhauls, and maintains detailed records to ensure traceability of the production of and service on each aircraft component. The expense required to institute and maintain the Company's quality control procedures represents a barrier to entry to other companies.

    BROAD CUSTOMER BASE. Due to the Company's broad array of products and services and its emphasis on quality control and timely delivery, the Company's customers include virtually all of the world's major commercial airlines and an increasing number of the most widely recognized air cargo carriers. The Company expects that its customer base will continue to strengthen and broaden with increased cross-selling efforts by the Company of its related products and services.

    ESTABLISHED INDUSTRY PRESENCE. The operating divisions and subsidiaries in the Company's Aviation Group have substantial experience in the aviation industry. These entities are characterized by experienced management and highly-skilled employees. Because of its established industry presence, the Company enjoys strong customer relations, name recognition and repeat business.

COMPANY STRATEGY

    The Company intends to grow its aviation business through:

    EXPANSION OF PRODUCTS AND SERVICES. The Company will continue to introduce new aviation products and services to take advantage of the growing aviation industry and the increasing demand for aviation products and services. In an effort to expand its existing array of products and services and to capture additional repair and overhaul business, the Company plans to expand, as appropriate, its program for the distribution and inventory management of third party aircraft components. The Company will also expand its assembly and subassembly capabilities on certain aircraft components. By broadening its products and services, the Company intends to further expand its position as a consolidated point of purchase to the aviation industry, capitalizing on the increasing trend toward outsourcing and the reduction by aircraft operators and OEMs of the number of approved suppliers and vendors.

    ACQUISITIONS. The Company expects to continue its growth through acquisitions of other companies, assets or product lines that add to or complement the Company's existing aviation products and services. The Company has successfully completed six acquisitions since October 1995, three of which were completed since the Company's initial public offering. Because of the fragmented nature of much of the market for aircraft products and services, the Company believes that many additional acquisition opportunities exist in the aviation industry. The Company intends to further capitalize on the consolidation trend in the aviation industry and, therefore, the Company is currently evaluating acquisition opportunities.

    EXPANDED OPERATING CAPACITY. The Company plans to increase its operating capacity to meet the expected increased growth and demand in the aviation industry. The Company will increase its capital expenditures, including expenditures for additional equipment and skilled labor, to support this increased capacity. The Company intends to continue to invest in state of the art machinery to increase its operating efficiencies and improve operating margins.

    INCREASED INTERNATIONAL MARKETING. The Company will continue to take advantage of the expanding international market for aviation products and services as worldwide air travel escalates and foreign nations, particularly China and other countries in Asia, purchase used aircraft that require more frequent repair and maintenance. The Company currently supplies products and services to virtually every major commercial airline in the world and retains independent sales representatives in a number of foreign countries. The Company intends to build on its existing international presence through continued market penetration and, as appropriate opportunities arise, foreign acquisitions.

    CAPITALIZING ON GROUP AFFILIATION. Utilizing the group affiliation of the Company's operating divisions and subsidiaries, the Company plans to increase cross-selling of related capabilities to its customers. The Company's operating divisions and subsidiaries will continue to share independent sales representatives and jointly bid on projects where appropriate, while still maintaining their individual identities.

RECENT ACQUISITIONS

    The Company has completed three acquisitions since its initial public offering in October 1996:

    On April 30, 1997, the Company acquired J.D. Chapdelaine Co. ("JDC Company"), located in Ft. Lauderdale, Florida and Georgetown, Texas. JDC Company repairs, overhauls, exchanges and sells instrumentation for the aviation industry.

    On September 2, 1997, the Company acquired Hydro-Mill Co. ("Hydro-Mill"), based in Chatsworth, California. Hydro-Mill manufactures, repairs and overhauls precision machine parts and assemblies for the aircraft industry, serving a broad range of OEMs and commercial airlines and air cargo carriers with aircraft parts and assemblies and overhaul and repair services.

    On October 29, 1997, the Company acquired Stolper-Fabralloy Company, LLC ("Stolper"), which fabricates precision sheet metal turbomachinery components for OEMs serving both commercial and military markets. It manufactures hot section components for small propulsion jet engines and APUs and combustion system components for power generation equipment manufacturers. Stolper operates two FAA-certified repair stations located in Brookfield, Wisconsin and Phoenix, Arizona.

    On a combined basis, the Company believes that the annual operating revenue for these three companies will be approximately $69.0 million.

ADDITIONAL BUSINESSES

    The Company's Metals Group consists of three operating divisions and one subsidiary, all with substantial experience in the metals industry. These businesses include a leading producer of electrogalvanized steel products, a steel service center specializing in flat rolled steel products and a leading manufacturer of fuel tanks and hydraulic reservoirs. These entities supply products to several hundred manufacturers and other customers in the computer, electronics and agricultural industries on a regional and national basis. In addition, the Company operates a business engaged in the erection of structural frameworks for buildings and bridges in the midwestern United States. The Company's Metals Group is a significant contributor to the Company's financial strength and has consistently generated profits and positive cash flows for the Company. The Company believes that it competes successfully in this established market on the basis of price, quality and reliability of service.

COMPANY ORGANIZATION

    The Company was incorporated in Delaware in 1993 and its executive offices are located at Four Glenhardie Corporate Center, 1255 Drummers Lane, Suite 200, Wayne, Pennsylvania 19087-1565, and its telephone number is (610) 975-0420.

                                  THE OFFERING

Common Stock offered by:

    The Company.........................................  2,000,845 shares

    The Selling Stockholder.............................  324,155 shares

Common Stock to be outstanding after this offering......  12,074,588 shares(1)

Use of Proceeds.........................................  For the repayment of indebtedness.
                                                          See "Use of Proceeds."

NYSE symbol.............................................  TGI

------------------------

(1) Includes 3,727,962 shares of Class D Common Stock, par value $.001 per share ("Class D Common Stock"), held by Citicorp Venture Capital, Ltd. ("CVC"); excludes 241,513 shares of Common Stock issuable upon exercise of outstanding stock options held by certain employees of the Company at September 30, 1997 and 325,845 shares of Common Stock issuable upon exercise of certain warrants. See "Principal and Selling Stockholders."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                SIX MONTHS ENDED
                                                            FISCAL YEARS ENDED MARCH 31,         SEPTEMBER 30,
                                                          ---------------------------------  ----------------------
                                                            1995      1996(1)   1997(1)(5)   1996(1)(5)    1997(5)
                                                          ---------  ---------  -----------  -----------  ---------
OPERATING DATA:
AVIATION GROUP
  Net sales.............................................  $  70,714  $ 100,166   $ 167,731    $  76,570   $ 102,773
  Group operating income, before corporate expense(2)...      8,778     14,095      27,505       12,604      16,862

METALS GROUP
  Net sales.............................................     93,451     86,608      82,747       42,530      44,229
  Group operating income, before corporate expense(2)...      6,379      4,638       4,473        1,396       2,700

Combined operating income, before gain on sale of assets
  and corporate expense.................................     15,157     18,733      31,978       14,000      19,562
Gain on sale of assets..................................     --         --          --           --           1,250
Corporate expense(3)....................................      1,606      2,522       4,371        2,152       2,233
                                                          ---------  ---------  -----------  -----------  ---------
Operating income........................................     13,551     16,211      27,607       11,848      18,579
Interest expense........................................      6,589      7,318       6,591        4,404       1,879
                                                          ---------  ---------  -----------  -----------  ---------
Income from continuing operations, before income taxes
  and extraordinary item................................      6,962      8,893      21,016        7,444      16,700
                                                          ---------  ---------  -----------  -----------  ---------
                                                          ---------  ---------  -----------  -----------  ---------

Income from continuing operations, before extraordinary
  item..................................................      4,364      5,194      12,555        4,439      10,187
Income (loss) from discontinued operations..............     (2,852)     4,496      --           --          --
                                                          ---------  ---------
Net income..............................................  $   1,512  $   9,690   $  11,077    $   2,961   $  10,797
                                                          ---------  ---------  -----------  -----------  ---------
                                                          ---------  ---------  -----------  -----------  ---------
Earnings per share(4):
  Income from continuing operations, before
    extraordinary item(4)...............................  $    0.68  $    0.80   $    1.50    $    0.65   $    0.97
  Shares used in computing earnings per share(4)........      7,268      7,369       8,648        7,386      10,508

                                                                                           SEPTEMBER 30, 1997
                                                                                        -------------------------
                                                                                                     PRO FORMA
                                                                                         ACTUAL    AS ADJUSTED(6)
                                                                                        ---------  --------------
BALANCE SHEET DATA:
Working capital.......................................................................  $  81,293    $   81,293
Total assets..........................................................................    241,521       241,521
Long-term debt, including current portion.............................................     66,740        37,543
Total stockholders' equity............................................................  $ 102,210    $  165,012

------------------------

 (1) The operating results of Air Lab, Inc. ("Air Lab"), TCI and Advanced Materials Technologies, Inc. ("AMTI") are included since October 2, 1995, January 1, 1996 and July 31, 1996, respectively. The combined operations of Air Lab, TCI and AMTI contributed $11.0 million and $62.7 million to the Aviation Group's net sales and $2.3 million and $15.4 million to the Aviation Group's operating income, before corporate expense, for the fiscal years ended March 31, 1996 and 1997, respectively.

 (2) Operating income, before corporate expense, is presented by group to assist the investor in evaluating each of the group's results of operations before financing and corporate expenses.

 (3) Corporate expenses primarily consist of compensation, rent and costs related to the operation of the Company's corporate office and other general expenses of the Company including professional fees.

 (4) Earnings per share information represents the Company's per share data and weighted average Common Stock outstanding, restated to give retroactive effect to the 65-for-one stock split effected immediately prior to the Company's initial public offering, the dilutive effects of warrants, stock issued during the period commencing 12 months prior to the Company's initial public offering at prices below the public offering price, the conversion of all of the Company's capital stock and junior subordinated promissory notes ("JSDs") immediately prior to the Company's initial public offering, the exchange of capital stock and JSDs immediately prior to the Company's initial public offering into shares of Common Stock and shares of Class D Common Stock and an adjustment for the interest on the JSDs net of tax expense. Primary and fully diluted earnings per share are the same.

 (5) The operating results of AMTI, JDC Company and Hydro-Mill are included since August 1, 1996, May 1, 1997 and September 1, 1997, respectively. The combined operations of AMTI, JDC Company and Hydro-Mill contributed $4.5 million and $19.9 million to the Aviation Group's net sales and $1.0 million and $4.0 to the Aviation Group's operating income, before corporate expense, for the six months ended September 30, 1996 and 1997, respectively.

 (6) Adjusted to reflect the consummation of the Stolper acquisition and the sale of shares offered by the Company hereby at an assumed offering price of $33.25 per share and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

    DEPENDENCE ON AVIATION INDUSTRY. A substantial percentage of the Company's gross profit and operating income is derived from its Aviation Group. The Company's aviation operations are focused on designing, engineering and manufacturing aircraft components on new aircraft and performing repair and overhaul services on existing aircraft and aircraft components; therefore, the Company's business is directly affected by economic factors and other trends that affect its customers in the aviation industry, including a possible decrease in outsourcing by aircraft operators and OEMs or projected market growth that may not materialize or be sustainable. When such economic and other factors adversely affect the aviation industry, they tend to reduce the overall customer demand for the Company's products and services, thereby decreasing the Company's operating income. There can be no assurance that economic and other factors that might affect the aviation industry will not have an adverse impact on the Company's results of operations. See "Business--Industry Overview and Trends."

    CAPITAL REQUIREMENTS AND INTEGRATION OF ACQUIRED BUSINESSES. A key element of the Company's strategy has been, and continues to be, internal growth and growth through the acquisition of additional companies engaged in the aviation industry. In order to grow internally, the Company will be required to make significant capital expenditures. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates and capital, and by certain restrictions contained in the Company's revolving credit facility (the "Credit Facility") and its other financing arrangements. Growth by acquisition involves risks that could adversely affect the Company's operating results, including difficulties in integrating the operations and personnel of acquired companies, the potential amortization of acquired intangible assets and the potential loss of key employees of acquired companies. The Company recently acquired three companies, JDC Company, Hydro-Mill and Stolper, and there can be no assurance that these acquired companies will be successfully integrated into the Company. There can be no assurance that the Company will be able to obtain the capital necessary to pursue its internal growth and acquisition strategy, consummate acquisitions on satisfactory terms or, if any such acquisitions are consummated, satisfactorily integrate such acquired businesses into the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Company Strategy."

    COMPETITION. There are numerous competitors of the Company in both the aviation services and metals processing and distribution industries. Competition in the aviation industry comes from three primary sources: major commercial airlines, many of which operate their own maintenance and overhaul units, OEMs, which manufacture, repair and overhaul their own components, and other independent service companies. The Company's principal competitors in the metals industry include national and regional steel mills, other steel service centers, steel erection companies and pre-engineered building manufacturers. Certain of the Company's competitors in both aviation and metals have substantially greater financial and other resources than the Company. There can be no assurance that competitive pressures in either industry will not materially adversely affect the Company's business, financial condition or results of operations. See "Business--Competition."

    GOVERNMENT REGULATION AND INDUSTRY OVERSIGHT. The aviation industry is highly regulated in the United States by the FAA and in other countries by similar agencies. The Company must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, the operations of the Company would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and any such new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on the Company. See "Business--Government Regulation."

    FLUCTUATIONS IN OPERATING RESULTS. The Company's overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of the Company's operating expenses are relatively fixed. Because several operating divisions and subsidiaries of the Company typically do not obtain long-term purchase orders or commitments from their customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon their discussions with customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE OF CERTAIN BUSINESSES ON KEY CUSTOMERS. One customer of the Company, The Boeing Company ("Boeing")(including McDonnell Douglas, which has been recently acquired by Boeing), accounted for more than 10%, and one other customer accounted for more than 5%, of the Company's consolidated revenues during the 12 months ended September 30, 1997, and the loss of either of these customers could have a material adverse effect on the Company. In addition, certain of the Company's operating divisions and subsidiaries have significant customers, the loss of which could have an adverse effect on such businesses.

    LIMITED AVAILABILITY OF RAW MATERIALS. Recently, the Company has experienced extended lead times for delivery of aircraft-quality aluminum sheet and extrusions. Such extended lead times may affect the Company's ability to meet its customers' demands on a timely basis. There can be no assurance that the Company will be able to purchase sufficient aircraft-quality aluminum sheet and extrusions or other raw materials to meet the demands of its customers in the future or that such aircraft-quality aluminum sheet and extrusions or other raw materials will be available on satisfactory terms or reasonable prices or that such limited availability will not have a material adverse effect on the Company.

    TECHNOLOGICAL DEVELOPMENTS. The aviation industry is constantly undergoing development and change, and accordingly, it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, the Company may need to expend significant capital to purchase new equipment and machines or to train its employees in the new methods of production and service. There can be no assurance that the Company will be successful in developing new products or, that such capital expenditures will not have a material adverse effect on the Company.

    RISKS REGARDING THE COMPANY'S INVENTORY. The Company offers to maintain and manage inventories of aircraft components and other products for certain of its customers. In addition, certain of the Company's customers require the Company to maintain and manage their inventories. If this inventory is not used by the Company, because the Company ceases to supply such customers with the related products or services or because such components or other products become obsolete, the Company will not realize any income to offset the expenses incurred by the Company to acquire and maintain such inventory.

    RELIANCE ON SKILLED PERSONNEL. From time to time, certain of the Company's operating divisions and subsidiaries have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. The ability of the Company to operate successfully could be jeopardized if the Company is unable to attract and retain a sufficient number of skilled personnel.

    EXISTENCE OF COLLECTIVE BARGAINING AGREEMENTS. Several of the Company's subsidiaries are parties to collective bargaining agreements with labor unions. None of these collective bargaining agreements will expire in the next 12 months. Under those agreements, the Company currently employs approximately 228 full-time employees, and from time to time employs up to an additional 150 temporary employees for its steel erection business, all of whom are members of labor unions. Currently, approximately 11% of the Company's permanent employees are represented by labor unions and approximately 15% of the Aviation Group's revenues and 88% of the Metals Group's revenues are derived from the operating divisions and subsidiaries a portion of whose employees are unionized. The Company's inability to negotiate acceptable contracts with these unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have an adverse effect on the Company's business and results of operations. The Company is currently contesting the election of a union for certain employees at one of the Company's operating divisions in the Metals Group. There can be no assurance that the Company will be successful with respect to its contest and, if the Company is unsuccessful, the Company may experience increased labor costs which may have a material adverse effect on such division of the Company.

    PRODUCT LIABILITY; CLAIMS EXPOSURE. The Company's overall operations expose it to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by the Company, the failure of an aircraft component designed or manufactured by the Company or the irregularity of metal products processed or distributed by the Company. While the Company believes that its liability insurance is adequate to protect it from such liabilities and while no material claims have been made against the Company, no assurance can be given that claims will not arise in the future or that such insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverage can be maintained in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on the financial condition of the Company. See "Business--Legal Proceedings."

    POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES. The Company's business operations and facilities are subject to a number of federal, state and local environmental laws and regulations. Although management believes that the Company's operations and facilities are in material compliance with such laws and regulations, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future. Certain of Company's facilities have been or are currently the subject of environmental remediation activities, the cost of which is subject to indemnification provided by IKON Office Solutions, Inc., formerly Alco Standard Corporation ("IKON"), from whom the Company originally purchased its business. One of these facilities is connected with a site included in the National Priorities List of Superfund sites maintained by the United States Environmental Protection Agency ("EPA"). Another of these facilities is located on a site included in the EPA's database of potential Superfund sites. The IKON indemnification covers both (i) the costs and claims associated with all of these environmental remediation activities and liabilities and (ii) the cost of unidentified liabilities that arise from conditions or activities existing at facilities prior to their acquisition from IKON and that are identified before July 22, 2000. Certain other facilities acquired and operated by the Company or one of its subsidiaries, including a leased facility located on an EPA National Priorities List site, are under active investigation for environmental contamination by federal or state agencies when acquired, and continue to be under such investigation. The Company is indemnified by prior operators and/or present owners of the facilities for liabilities which the Company incurs as a result of these investigations and the environmental contamination found which pre-dates the Company's acquisition of these facilities. Two Company facilities also have been the subject of notices from a citizen group alleging failure to notify and file reports with appropriate agencies regarding the presence of certain hazardous chemicals in excess of specified threshold quantities. The Company has denied these allegations. The Company does not maintain environmental liability insurance, and if the Company were required to pay the expenses related to these environmental liabilities, such expenses could have a material adverse effect on the Company. See "Business--Environmental Matters."

    CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL. The Company's Certificate of Incorporation, as amended, and Bylaws contain provisions, including cumulative voting, that may have the effect of discouraging certain transactions involving an actual or threatened change of control of the Company. In addition, the Board of Directors of the Company has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series in connection with the purchase by the Company of the assets or stock of another corporation or the merger of the Company with or into another corporation, and to fix the preferences, rights and limitations of any such series without stockholder approval. Cumulative voting and the ability to issue Preferred Stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company, or otherwise could adversely affect the market price of the Common Stock.

    CONTROL BY PRINCIPAL STOCKHOLDERS. Upon completion of this offering, CVC, if it were to convert its shares of Class D Common Stock, would own 38.5% of the outstanding Common Stock. The Company's executive officers will own an aggregate of 5.1% of the outstanding Common Stock. After this offering, CVC, either acting alone or together with the Company's executive officers, may be able to control the election of a majority of the members of the Company's Board of Directors and, therefore, to control the business, policies and affairs of the Company. See "Principal and Selling Stockholders."

    SHARES ELIGIBLE FOR FUTURE SALE. As of the date of this Prospectus, in addition to the 2,325,000 shares of Common Stock offered pursuant to this offering, which will be freely tradeable without restriction, an additional 6,021,626 shares of Common Stock and 3,727,962 shares of Common Stock issuable upon conversion from Class D Common Stock held by current stockholders will be either freely tradeable or eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, its executive officers and directors and certain of its stockholders who beneficially own 5,441,704 shares, in the aggregate, have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. In addition, CVC, which owns an aggregate of 920,573 shares of Common Stock and 3,727,962 shares of Class D Common Stock, certain of its affiliates, the Selling Stockholder and certain members of management have certain demand and piggyback registration rights with respect to the shares of Common Stock held by such individuals and entities. Sales of a substantial number of shares of Common Stock in the public market following the date of this Prospectus could adversely affect the market price for the Common Stock.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 2,000,845 shares of Common Stock offered by the Company are estimated to be approximately $62.8 million ($70.1 million if the Underwriters exercise their over-allotment option in full), assuming a public offering price per share of $33.25 (after deducting underwriting discounts and commissions and estimated offering expenses). The Company intends to use the net proceeds, including the net proceeds from the sale of shares of Common Stock subject to the over-allotment, if any, for repayment of indebtedness under the Credit Facility. The Credit Facility matures on March 31, 2002 and bears interest, at the option of the Company, at the fluctuating prime rate or LIBOR plus applicable basis points. On September 30, 1997, an aggregate amount of approximately $54.0 million was outstanding under the Credit Facility, $50.0 million of which was accruing interest at LIBOR plus applicable basis points, or 6.1875% per annum, and $4.0 million of which was accruing interest at the prime rate of 8.5% per annum. Amounts repaid on the Credit Facility may be reborrowed. Pending such uses, the net proceeds will be invested in short-term, interest-bearing investments. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder.

                                DIVIDEND POLICY

    The Company has paid no dividends on its Common Stock. The Board of Directors of the Company does not intend to declare any dividends on its Common Stock in the foreseeable future. Rather, the Company intends, after consummation of this offering, to retain its earnings, if any, for use in the operation of its business. The Common Stock and the Class D Common Stock will be treated the same with respect to any dividends declared by the Board of Directors. Furthermore, the Company's ability to declare or pay dividends on its Common Stock is limited by the terms of the Credit Facility and other financing arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been traded on the NYSE under the symbol "TGI" since October 25, 1996, the date of the Company's initial public offering. The following table sets forth, for the periods indicated, the high and the low sales prices for the Common Stock, as reported on the NYSE:

                                                                                                        HIGH             LOW
                                                                                                      -------         ---------
FISCAL 1997
  Third Quarter (from October 25, 1996).......................................................  $      27  1/4        $      20
  Fourth Quarter..............................................................................         31  3/4               24

FISCAL 1998
  First Quarter...............................................................................  $      31  7/8        $      23
  Second Quarter..............................................................................         33  5/8               27
  Third Quarter (through November 3, 1997)....................................................         37  1/4               32


FISCAL 1997
  Third Quarter (from October 25, 1996).......................................................  7/8
  Fourth Quarter..............................................................................
FISCAL 1998
  First Quarter...............................................................................
  Second Quarter..............................................................................  1/8
  Third Quarter (through November 3, 1997)....................................................  1/2

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company as of September 30, 1997: (i) on an actual basis; (ii) on a pro forma basis; and
(iii) on a pro forma as adjusted basis. The pro forma amounts give effect to the acquisition of Stolper which occurred on October 29, 1997. The pro forma as adjusted amounts give effect to the sale of 2,000,845 shares of Common Stock in this offering (at an assumed public offering price of $33.25 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company), the acquisition of Stolper and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's Unaudited Interim Condensed Consolidated Financial Statements and the Notes thereto and the Company's Audited Consolidated Financial Statements and the Notes thereto incorporated by reference in this Prospectus.

                                                                                      SEPTEMBER 30, 1997
                                                                            --------------------------------------
                                                                                                       PRO FORMA
                                                                              ACTUAL      PRO FORMA   AS ADJUSTED
                                                                            -----------  -----------  ------------

                                                                                        (IN THOUSANDS)
Long-term debt (including current portion):
  Revolving credit facility...............................................  $    54,013  $    87,618   $   24,816
  Subordinated note.......................................................        6,607        6,607        6,607
  Junior subordinated promissory notes....................................          426          426          426
  Other debt and capital lease obligations................................        5,694        5,694        5,694
                                                                            -----------  -----------  ------------
    Total debt............................................................       66,740      100,345       37,543

Stockholders' equity:
  Preferred Stock, $.001 par value, 1,000,000 shares authorized; no shares
    outstanding...........................................................           --           --           --
  Common Stock, $.001 par value, 15,000,000 shares authorized; 6,021,626 shares issued on an actual and pro forma basis(1); 8,346,626 shares
    issued on a pro forma as adjusted basis(2)............................            6            6            8
  Class D Common Stock, $.001 par value, 6,000,000 shares authorized;
    3,727,962 shares issued...............................................            4            4            4
  Additional paid-in capital..............................................       68,479       68,479      131,279
  Retained earnings.......................................................       33,721       33,721       33,721
                                                                            -----------  -----------  ------------
    Total stockholders' equity............................................      102,210      102,210      165,012
                                                                            -----------  -----------  ------------
      Total capitalization................................................  $   168,950  $   202,555   $  202,555
                                                                            -----------  -----------  ------------
                                                                            -----------  -----------  ------------

------------------------

(1) Excludes 241,513 shares of Common Stock issuable upon exercise of stock options granted to certain employees of the Company and 650,000 shares of Common Stock issuable upon exercise of the warrant held by the Selling Stockholder.

(2) Excludes 241,513 shares of Common Stock issuable upon exercise of stock options granted to certain employees of the Company and 325,845 shares of Common Stock issuable upon exercise of the warrant held by the Selling Stockholder.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth selected consolidated financial data of the Company as of the dates and for the periods indicated. The operating data and balance sheet data are derived from the audited and unaudited consolidated financial statements of the Company. The selected consolidated financial data as of September 30, 1996 and 1997 and for the six months ended September 30, 1996 and 1997 are unaudited; however, in the Company's opinion, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such information. The interim results of operations may not be indicative of the results for the full fiscal year or for any other interim period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited and unaudited consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                  PREDECESSOR COMPANY                             TRIUMPH GROUP, INC.
                                ------------------------  --------------------------------------------------------------------
                                                 EIGHT
                                                MONTHS    TEN MONTHS                                           SIX MONTHS
                                 YEAR ENDED      ENDED       ENDED                YEARS ENDED                    ENDED
                                SEPTEMBER 30,   MAY 31,    MARCH 31,               MARCH 31,                 SEPTEMBER 30,
                                -------------  ---------  -----------  ---------------------------------  --------------------
                                   1992(1)      1993(1)      1994         1995       1996(2)    1997(2)    1996(6)    1997(6)
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
OPERATING DATA:
AVIATION GROUP
  Net sales...................    $  76,346    $  46,517   $  57,257    $  70,714   $ 100,166  $ 167,731  $  76,570  $ 102,773
  Cost of products sold.......       55,254       34,568      39,941       51,395      70,643    110,932     50,398     68,758
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
  Gross profit................       21,092       11,949      17,316       19,319      29,523     56,799     26,172     34,015
  Selling, general and
    administrative............        9,161        5,830       6,799        8,761      12,915     24,228     11,228     13,818
  Depreciation and
    amortization..............        2,060        1,413       1,379        1,780       2,513      5,066      2,340      3,335
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
  Operating income, before
    corporate expense(3)......        9,871        4,706       9,138        8,778      14,095     27,505     12,604     16,862

METALS GROUP
  Net sales...................       78,258       57,216      72,738       93,451      86,608     82,747     42,530     44,229
  Cost of products sold.......       60,178       45,293      57,154       74,441      69,097     65,118     34,288     35,012
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
  Gross profit................       18,080       11,923      15,584       19,010      17,511     17,629      8,242      9,217
  Selling, general and
    administrative............       10,741        7,704       9,614       11,715      11,874     12,177      6,343      5,995
  Depreciation and
    amortization..............          832          658         594          916         999        979        503        522
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
  Operating income, before
    corporate expense(3)......        6,507        3,561       5,376        6,379       4,638      4,473      1,396      2,700
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
                                -------------  ---------  -----------  -----------  ---------  ---------  ---------  ---------
Combined operating income,
  before gain on sale of
  assets and corporate
  expense.....................    $  16,378    $   8,267      14,514       15,157      18,733     31,978     14,000     19,562
                                -------------  ---------
                                -------------  ---------
Gain on sale of assets........                                --           --          --         --         --          1,250
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Corporate expense(4)..........                                 1,573        1,606       2,522      4,371      2,152      2,233
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Operating income..............                                12,941       13,551      16,211     27,607     11,848     18,579
Interest expense..............                                 4,908        6,589       7,318      6,591      4,404      1,879
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Income from continuing
  operations, before income
  taxes and extra-ordinary
  item........................                                 8,033        6,962       8,893     21,016      7,444     16,700
Income tax expense............                                 3,125        2,598       3,699      8,461      3,005      6,513
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Income from continuing
  operations, before
  extraordinary item..........                                 4,908        4,364       5,194     12,555      4,439     10,187
Extraordinary (loss) gain, net
  of income taxes.............                                --           --          --         (1,478)    (1,478)       610
Income (loss) from
  discontinued operations.....                                  (462)      (2,852)      4,496     --         --         --
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Net income....................                             $   4,446    $   1,512   $   9,690  $  11,077  $   2,961  $  10,797
                                                          -----------  -----------  ---------  ---------  ---------  ---------
                                                          -----------  -----------  ---------  ---------  ---------  ---------
Earnings per share(5):
  Income from continuing
    operations, before
    extraordinary item(5).....                             $    0.73    $    0.68   $    0.80  $    1.50  $    0.65  $    0.97
  Shares used in computing
    earnings per share(5).....                                 7,180        7,268       7,369      8,648      7,386     10,508

BALANCE SHEET DATA:
  Working capital.............    $  32,360    $  33,296   $  49,152    $  39,609   $  60,379  $  56,288  $  55,365  $  81,293
  Total assets................      154,343      152,761     104,905      111,386     161,406    171,315    168,862    241,521
  Long-term debt, including
    current portion...........       64,477       69,013      74,403       71,738      98,769     24,392     96,198     66,740
  Redeemable preferred
    stock.....................       --           --           1,423        1,912       2,652     --         --         --
  Total stockholders'
    equity....................       69,283       63,398       5,080        6,094      15,065     91,413     18,462    102,210

------------------------------
(1) Financial information related to the year ended September 30, 1992 and the eight month period ended May 31, 1993 is unaudited and represents operating results for the divisions and subsidiaries of the predecessor company which were purchased by the Company as of June 1, 1993. Information is provided through operating income to assist the reader in evaluating the Company's historical operating trends. Financial information after operating income is excluded as the information is not comparable to subsequent periods because of the significantly changed corporate organization and capital structure which resulted from such acquisition.

(2) The operating results of Air Lab, TCI and AMTI are included since October 2, 1995, January 1, 1996 and July 31, 1996, respectively. The combined operations of Air Lab, TCI and AMTI contributed $11.0 million and $62.7 million to the Aviation Group's net sales and $2.3 million and $15.4 million to the Aviation Group's operating income, before corporate expense, for the fiscal years ended March 31, 1996 and 1997, respectively.

(3) Operating income, before corporate expense, is presented by group to assist the investor in evaluating each of the group's results of operations before financing and corporate expenses.

(4) Corporate expenses primarily consist of compensation, rent and general costs related to the operation of the Company's corporate office and other general expenses of the Company including professional fees.

(5) Earnings per share information represents the Company's per share data and weighted average Common Stock outstanding, restated to give retroactive effect to the 65-for-one stock split effected immediately prior to the Company's initial public offering, the dilutive effects of warrants, stock issued during the period commencing 12 months prior to the Company's initial public offering at prices below the public offering price, the conversion of all of the Company's capital stock and JSDs immediately prior to the Company's initial public offering, the exchange of capital stock and JSDs immediately prior to the Company's initial public offering into shares of Common Stock and shares of Class D Common Stock and an adjustment for the interest on the JSDs net of tax expense. Primary and fully diluted earnings per share are the same.

(6) The operating results of AMTI, JDC Company and Hydro-Mill are included since August 1, 1996, May 1, 1997 and September 1, 1997, respectively. The combined operations of AMTI, JDC Company and Hydro-Mill contributed $4.5 million and $19.9 million to the Aviation Group's net sales and $1.0 million and $4.0 to the Aviation Group's operating income, before corporate expense, for the six months ended September 30, 1996 and 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Company's audited and unaudited consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

OVERVIEW

    The Aviation Group designs, engineers, manufactures, repairs and overhauls aircraft components for commercial airlines and air cargo carriers, as well as OEMs, on a worldwide basis. The Metals Group manufactures, machines, forges, processes and distributes metal products to customers in the computer, construction, container, farm equipment and office furniture industries, primarily within North America.

    Net sales consist of sales of aircraft components and metal products, as well as revenues derived from repairing and overhauling aircraft components. Net sales are recorded when services are performed or when products are shipped, except for long-term construction contracts entered into by the Metals Group, which are recorded on the percentage-of-completion method based on the relationship between actual costs incurred and total estimated costs at completion. Net sales from long-term construction contracts which are recorded on the percentage-of-completion method approximated 4.3% and 8.6% of total net sales in 1997 and 1996, respectively.

    Operating costs consist primarily of cost of products sold, selling, general and administrative expenses and depreciation and amortization. Selling, general and administrative expenses consist primarily of compensation and related benefits to certain administrative employees, marketing, communications and professional fees.

    The Company focuses its acquisition activities on companies engaged in the aviation products and services industry. The Aviation Group has historically provided, and the Company believes that it will continue to provide, higher operating margins than the Metals Group.

SIX MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30,
  1996

    AVIATION GROUP

    NET SALES. The Aviation Group's net sales increased by $26.2 million, or 34.2%, to $102.8 million for the six months ended September 30, 1997 from $76.6 million for the six months ended September 30, 1996. This increase was primarily due to the inclusion of an aggregate of $19.9 million and $4.5 million for the six months ended September 30, 1997 and 1996, respectively, in net sales of AMTI, JDC Company and Hydro-Mill. The other operating divisions and subsidiaries in the Aviation Group experienced a 16.2% increase in net sales from the six months ended September 30, 1996. Increased demand for overhaul and repair services from the commercial airlines and air cargo carriers, as well as increased orders of aircraft components from OEMs, accounted for the increase in net sales in the Aviation Group.

    COST OF PRODUCTS SOLD. The Aviation Group's cost of products sold increased by $18.4 million, or 36.4%, to $68.8 million for the six months ended September 30, 1997 from $50.4 million for the six months ended September 30, 1996. This increase was primarily due to the inclusion of an aggregate of $12.0 million and $1.9 million for the six months ended September 30, 1997 and 1996, respectively, in cost of products sold associated with the net sales generated by AMTI, JDC Company and Hydro-Mill. The remaining increase is associated with the increase in net sales of the other operating divisions and subsidiaries in the Aviation Group.

    GROSS PROFIT. The Aviation Group's gross profit increased by $7.8 million, or 30.0%, to $34.0 million for the six months ended September 30, 1997 from $26.2 million for the six months ended September 30, 1996. Of this increase, $5.4 million was a result of the inclusion of gross profit on the net sales generated by AMTI, JDC Company and Hydro-Mill. In addition, the other operating divisions and subsidiaries in the Aviation Group experienced a 12.0% increase in gross profit on the increased sales volume. As a percentage of net sales, gross profit for the Aviation Group was 33.1% and 34.2% for the six months ended September 30, 1997 and 1996, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Aviation Group's selling, general and administrative expenses increased by $2.6 million, or 23.1%, to $13.8 million for the six months ended September 30, 1997 from $11.2 million for the six months ended September 30, 1996. This increase was primarily due to the inclusion of an aggregate of $2.8 million and $1.2 million for the six months ended September 30, 1997 and 1996, respectively, in selling, general and administrative expenses of AMTI, JDC Company and Hydro-Mill. The remaining increase is associated with the increase in net sales of the other operating divisions and subsidiaries in the Aviation Group.

    DEPRECIATION AND AMORTIZATION. The Aviation Group's depreciation and amortization increased by $1.0 million, or 42.5%, to $3.3 million for the six months ended September 30, 1997 from $2.3 million for the six months ended September 30, 1996. This increase was primarily due to the depreciation and amortization attributable to the assets acquired in connection with the AMTI, JDC Company and Hydro-Mill acquisitions.

    OPERATING INCOME. The Aviation Group's operating income increased by $4.3 million, or 33.8%, to $16.9 million for the six months ended September 30, 1997 from $12.6 million for the six months ended September 30, 1996. This increase was assisted by the continued growth in aircraft production and the increased outsourcing of repair and overhaul services by commercial aircraft operators. This increase was primarily due to the inclusion of an aggregate of $4.0 million and $1.0 million for the six months ended September 30, 1997 and 1996, respectively, in operating income generated by AMTI, JDC Company and Hydro-Mill. This increase was accompanied by $1.3 million of incremental operating income resulting from increased sales volume at the other operating divisions and subsidiaries in the Aviation Group, which experienced an 11.9% increase in the six months ended September 30, 1997 from the six months ended September 30, 1996. As a percentage of net sales, operating income for the Aviation Group was 16.4% and 16.5% for the six months ended September 30, 1997 and 1996, respectively.

METALS GROUP

    NET SALES. The Metals Group's net sales increased by $1.7 million, or 4.0%, to $44.2 million for the six months ended September 30, 1997 from $42.5 million for the six months ended September 30, 1996. This increase was primarily due to increased volume over the prior year.

    COST OF PRODUCTS SOLD. The Metals Group's cost of products sold increased by $0.7 million, or 2.1%, to $35.0 million for the six months ended September 30, 1997 from $34.3 million for the six months ended September 30, 1996.

    GROSS PROFIT. The Metals Group's gross profit increased by $1.0 million, or 11.8%, to $9.2 million for the six months ended September 30, 1997 from $8.2 million for the six months ended September 30, 1996. As a percentage of net sales, gross profit for the Metals Group was 20.8% and 19.4% for the six months ended September 30, 1997 and 1996, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Metals Group's selling, general and administrative expenses decreased by $0.3 million, or 5.5%, to $6.0 million for the six months ended September 30, 1997 from $6.3 million for the six months ended September 30, 1996.

    DEPRECIATION AND AMORTIZATION. The Metals Group's depreciation and amortization remained relatively unchanged at $0.5 million for the six months ended September 30, 1997 and 1996.

    OPERATING INCOME. The Metals Group's operating income increased by $1.3 million, or 93.4%, to $2.7 million for the six months ended September 30, 1997 from $1.4 million for six months ended

September 30, 1996. This increase was due to improved margins and reduced selling, general and administrative expenses. As a percentage of net sales, operating income for the Metals Group was 6.1% and 3.3% for the six months ended September 30, 1997 and 1996, respectively.

    OVERALL RESULTS

    GAIN ON SALE OF ASSETS. The results for the six months ended September 30, 1997 benefited from the $1.3 million pre-tax gain on the sale of substantially all of the assets of the Company's Seattle, Washington division, Air Lab to Sextant Avionique, Inc. ("Sextant") for approximately $5.9 million in cash and the assumption by the purchaser of certain liabilities.

    CORPORATE EXPENSES. Corporate expenses increased by $0.1 million, or 3.8%, to $2.2 million for the six months ended September 30, 1997 from $2.1 million for the six months ended September 30, 1996.

    INTEREST EXPENSE. Interest expense decreased by $2.5 million to $1.9 million for the six months ended September 30, 1997 from $4.4 million for the six months ended September 30, 1996. This decrease was primarily due to reduced debt levels associated with the application of the proceeds from the initial public offering of the Company's Common Stock and proceeds from the sale of Air Lab, which amount was partially offset by the acquisitions of AMTI, JDC Company and Hydro-Mill, the cash portions of such acquisitions were financed by borrowings under the Credit Facility.

    INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income from continuing operations, before income taxes and extraordinary item, increased by $9.3 million, or 124.3%, to $16.7 million for the six months ended September 30, 1997 from $7.4 million for the six months ended September 30, 1996. This increase was primarily due to the contribution generated by AMTI, JDC Company and Hydro-Mill, the overall favorable conditions in the aviation industry resulting in increased net sales of the Company's products and services and the gain on sale of the assets of Air Lab.

    INCOME TAX EXPENSE. The effective tax rate was 39.0% and 40.4% for the six months ended September 30, 1997 and 1996, respectively.

    EXTRAORDINARY ITEM, NET OF INCOME TAXES. An extraordinary gain of $0.6 million for the six months ended September 30, 1997 relates to a discount realized on the prepayment of a subordinated note payable to IKON. An extraordinary loss of $1.5 million for the six months ended September 30, 1996 relates to prepayment premiums and the related write-off of unamortized deferred financing cost due to the retirement of 11% senior subordinated notes, senior term loans and the Credit Facility.

    NET INCOME. Net income increased by $7.8 million, or 264.6%, to $10.8 million for the six months ended September 30, 1997 from $3.0 million for the six months ended September 30, 1996. This increase in net income was primarily attributable to the strong results of the Aviation Group, improved operating results of the Metals Group, the gain on the sale of assets of Air Lab and the extraordinary gain on the repayment of indebtedness.

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

    AVIATION GROUP

    NET SALES. Net sales for the Aviation Group increased by $67.6 million, or 67.5%, to $167.7 million for fiscal 1997 from $100.2 million for fiscal 1996. This increase was primarily due to the inclusion of an aggregate of $62.7 million and $11.0 million in net sales for TCI, Air Lab and AMTI in fiscal 1997 and fiscal 1996, respectively. Net sales for the other operating divisions and subsidiaries in the Aviation Group, experienced a 17.8% increase in net sales over fiscal 1996. Increased demand for overhaul and repair services from the commercial airlines and cargo carriers, as well as increased orders of aircraft components from OEMs, accounted for the increase in net sales in the Aviation Group.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the Aviation Group increased by $40.3 million, or 57.0%, to $110.9 million for fiscal 1997 from $70.6 million for fiscal 1996. This increase was primarily due to inclusion of $35.5 million and $6.0 million in fiscal 1997 and fiscal 1996, respectively, of costs of products sold associated with net sales generated by TCI, Air Lab and AMTI. The remaining increase is associated with the increase in net sales of the remaining operating divisions and subsidiaries in the Aviation Group.

    GROSS PROFIT. Gross profit for the Aviation Group increased by $27.3 million or 92.4%, to $56.8 million for fiscal 1997 from $29.5 million for fiscal 1996. Of this increase, $22.2 million was a result of the inclusion of gross profit on the net sales generated by TCI, Air Lab and AMTI. In addition, $5.1 million of gross profit was generated on the increased sales volume of the other operating divisions and subsidiaries in the Aviation Group. As a percentage of net sales, gross profit for the Aviation Group was 33.9% and 29.5% for fiscal 1997 and fiscal 1996, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the Aviation Group increased by $11.3 million, or 87.6%, to $24.2 million for fiscal 1997 from $12.9 million for fiscal 1996, due to increased sales volume and the TCI, Air Lab and AMTI acquisitions.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the Aviation Group increased by $2.6 million, or 101.6%, to $5.1 million for fiscal 1997 from $2.5 million for fiscal 1996, primarily due to the assets acquired in connection with the TCI, Air Lab and AMTI acquisitions.

    OPERATING INCOME. Operating income for the Aviation Group increased by $13.4 million, or 95.1%, to $27.5 million for fiscal 1997 from $14.1 million for fiscal 1996. This increase was assisted by the growth in aircraft production and the increased outsourcing of repair and overhaul services by commercial aircraft operators. This increase was also due to the addition of net sales and profits generated by TCI, Air Lab and AMTI, as well as the incremental operating income resulting from increased sales volume. As a percentage of net sales, operating income for the Aviation Group was 16.4% and 14.1% for fiscal 1997 and fiscal 1996, respectively.

METALS GROUP

    NET SALES. Net sales for the Metals Group decreased by $3.9 million, or 4.5%, to $82.7 million for fiscal 1997 from $86.6 million for fiscal 1996. This decrease was primarily due to reduced sales volume at the Company's steel erecting facility.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the Metals Group decreased by $4.0 million, or 5.8%, to $65.1 million for fiscal 1997 from $69.1 million for fiscal 1996. This decrease was primarily due to the reduced sales volume as a result of reorganizing the fabrication operations at the Company's steel erecting facility.

    GROSS PROFIT. Gross profit for the Metals Group increased by $.1 million, or .7%, to $17.6 million for fiscal 1997 from $17.5 million for fiscal 1996, due to the reasons discussed above. As a percentage of net sales, gross profit for the Metals Group was 21.3% and 20.2% for fiscal 1997 and fiscal 1996, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the Metals Group increased by $.3 million, or 2.6%, to $12.2 million for fiscal 1997 from $11.9 million for fiscal 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the Metals Group remained unchanged at $1.0 million for fiscal 1997 and 1996.

    OPERATING INCOME. Operating income for the Metals Group decreased by $.1 million, or 3.6%, to $4.5 million for fiscal 1997 from $4.6 million for fiscal 1996, due to the reasons discussed above. As a percentage of net sales, operating income for the Metals Group was 5.4% for both years.

    OVERALL RESULTS

    CORPORATE EXPENSES. Corporate expenses increased by $1.9 million, or 73.3%, to $4.4 million for fiscal 1997 from $2.5 million for fiscal 1996. This increase was primarily due to additional incentive compensation and staffing and professional fees associated with public company reporting requirements.

    INTEREST EXPENSE. Interest expense decreased by $0.7 million, or 9.9%, to $6.6 million for fiscal 1997 from $7.3 million for fiscal 1996. This decrease was primarily due to reduced debt levels associated with the application of the proceeds from the initial public offering of the Company's Common Stock and the proceeds from the sale of Quality Park, partially offset by the acquisitions of TCI, Air Lab and AMTI, the cash portions of which were financed by borrowings under the Company's credit agreement.

    INCOME TAX EXPENSE. The effective tax rate was 40.3% for fiscal 1997 and 41.6% for fiscal 1996.

    INCOME FROM CONTINUING OPERATIONS, BEFORE EXTRAORDINARY LOSS. Income from continuing operations, before extraordinary loss, increased by $7.4 million, or 141.7%, to $12.6 million for fiscal 1997 from $5.2 million for fiscal 1996. This increase was primarily due to the contribution generated by TCI, Air Lab and AMTI and the overall favorable conditions in the aviation industry resulting in increased net sales of the Company's products and services.

    INCOME FROM DISCONTINUED OPERATIONS. The Company had income from discontinued operations of $4.5 million in fiscal 1996, principally as a result of the sale of Quality Park Products, Inc. ("Quality Park"), which resulted in an after-tax gain of $2.5 million, and improved operating results at Quality Park due to the favorable effects of restructuring efforts.

    EXTRAORDINARY LOSS. An extraordinary loss in fiscal 1997 of $1.5 million (net of tax benefit of $1.0 million), relates to prepayment premiums and the related write-off of unamortized deferred financing costs due to the early retirement of 11% senior subordinated notes, senior term loans and the Credit Facility.

    NET INCOME. Net income increased by $1.4 million, or 14.3%, to $11.1 million for fiscal 1997 from $9.7 million for fiscal 1996. The increase in fiscal 1997 net income was primarily attributable to the strong results of the Aviation Group, partially offset by the extraordinary loss recorded in fiscal 1997 and the comparison to fiscal 1996 which included the results of discontinued operations.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

    AVIATION GROUP

    NET SALES. Net sales for the Aviation Group increased by $29.5 million, or 41.6%, to $100.2 million for fiscal 1996 from $70.7 million for fiscal 1995. This increase was primarily due to an $18.4 million increase in net sales for the operating divisions and subsidiaries in the Aviation Group, representing a 26.0% increase in net sales over fiscal 1995, and the inclusion of an aggregate of $11.0 million in net sales for TCI and Air Lab. Increased demand for overhaul and repair services from the commercial airlines and cargo carriers, as well as increased orders of aircraft components from OEMs, accounted for the increase in net sales in the Aviation Group.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the Aviation Group increased by $19.2 million, or 37.5%, to $70.6 million for fiscal 1996 from $51.4 million for fiscal 1995. This increase was primarily due to $6.4 million of increased costs of products sold associated with net sales generated by TCI and Air Lab.

The remaining increase is associated with the increase in net sales of the remaining operating divisions and subsidiaries in the Aviation Group.

    GROSS PROFIT. Gross profit for the Aviation Group increased by $10.2 million, or 52.8%, to $29.5 million for fiscal 1996 from $19.3 million for fiscal 1995. Of this increase, $5.0 million was a result of the increased sales volume and $0.6 million was a result of improved margins at the operating divisions and subsidiaries in the Aviation Group. This increase was also attributable to the inclusion of $4.6 million of gross profit on the net sales generated by TCI and Air Lab. As a percentage of net sales, gross profit for the Aviation Group was 29.5% and 27.3% for fiscal 1996 and fiscal 1995, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the Aviation Group increased by $4.2 million, or 47.4%, to $12.9 million for fiscal 1996 from $8.8 million for fiscal 1995, due to increased sales volume and the TCI and Air Lab acquisitions.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the Aviation Group increased by $0.7 million, or 41.2%, to $2.5 million for fiscal 1996 from $1.8 million for fiscal 1995, primarily due to the assets acquired in connection with the TCI and Air Lab acquisitions.

    OPERATING INCOME. Operating income for the Aviation Group increased by $5.3 million, or 60.6%, to $14.1 million for fiscal 1996 from $8.8 million for fiscal 1995. This increase was assisted by the growth in aircraft production and the increased outsourcing of repair and overhaul services by commercial aircraft operators. This increase was also due to the addition of net sales and profits generated by TCI and Air Lab, as well as the incremental operating income resulting from increased sales volume. As a percentage of net sales, operating income for the Aviation Group was 14.1% and 12.4% for fiscal 1996 and fiscal 1995, respectively.

    METALS GROUP

    NET SALES. Net sales for the Metals Group decreased by $6.8 million, or 7.3%, to $86.6 million for fiscal 1996 from $93.5 million for fiscal 1995. This decrease was primarily due to weakened demand and lower selling prices for flatrolled steel products processed by the Company. In addition, the Company's electrogalvanized products experienced greater competition from hot-dipped rolled steel products.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the Metals Group decreased by $5.3 million, or 7.2%, to $69.1 million for fiscal 1996 from $74.4 million for fiscal 1995. This decrease was primarily due to the reduced sales volume and lower costs of raw materials.

    GROSS PROFIT. Gross profit for the Metals Group decreased by $1.5 million, or 7.9%, to $17.5 million for fiscal 1996 from $19.0 million for fiscal 1995, due to the reasons discussed above. As a percentage of net sales, gross profit for the Metals Group was 20.2% and 20.3% for fiscal 1996 and fiscal 1995, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the Metals Group increased by $0.2 million, or 1.4%, to $11.9 million for fiscal 1996 from $11.7 million for fiscal 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the Metals Group increased by $0.1 million, or 9.1%, to $1.0 million for fiscal 1996 from $0.9 million for fiscal 1995. This increase was primarily due to depreciation of certain assets recently placed into service.

    OPERATING INCOME. Operating income for the Metals Group decreased by $1.7 million or 27.3%, to $4.6 million for fiscal 1996 from $6.4 million for fiscal 1995, due to the reasons discussed above. As a percentage of net sales, operating income for the Metals Group was 5.4% and 6.8% for fiscal 1996 and fiscal 1995, respectively.

    OVERALL RESULTS

    CORPORATE EXPENSES. Corporate expenses increased by $0.9 million, or 57.0%, to $2.5 million for fiscal 1996 from $1.6 million for fiscal 1995. This increase was primarily due to additional incentive compensation, staffing and professional fees.

    INTEREST EXPENSE. Interest expense increased by $0.7 million, or 11.1%, to $7.3 million for fiscal 1996 from $6.6 million for fiscal 1995. This increase was primarily due to increased debt levels associated with the acquisitions of TCI and Air Lab, the cash portions of which were financed by borrowings under the Company's credit agreement.

    INCOME TAX EXPENSE. The effective tax rate was 41.6% for fiscal 1996 and 37.3% for fiscal 1995.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased by $0.8 million, or 19.0%, to $5.2 million for fiscal 1996 from $4.4 million for fiscal 1995. This increase was primarily due to the net sales generated by TCI and Air Lab and the overall favorable conditions in the aviation industry resulting in increased net sales of the Company's products and services.

    INCOME (LOSS FROM DISCONTINUED OPERATIONS). The Company had income from discontinued operations of $4.5 million in fiscal 1996, principally as a result of the sale of Quality Park, which resulted in an after-tax gain of $2.5 million, and improved operating results at Quality Park due to the favorable effects of restructuring efforts. The Company had a loss from discontinued operations of $2.9 million in fiscal 1995 due to $2.0 million in operating losses at Quality Park and a $0.9 million loss on the sale of certain assets of Quality Park.

    NET INCOME. Net income increased by $8.2 million, or 540.9%, to $9.7 million for fiscal 1996 from $1.5 million for fiscal 1995. Of this increase, $7.3 million was attributable to the income from the discontinued Quality Park operations in fiscal 1996 as compared to the loan at these operations during fiscal 1995. The increase in fiscal 1996 net income was also attributable to the strong results of the Aviation Group, partially offset by a decline in profitability in the Metals Group. As a percentage of net sales, net income was 5.2% and 0.9% for fiscal 1996 and fiscal 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital needs are generally funded through cash flows from operations and borrowings under its credit arrangments. The Company used approximately $3.8 million of cash flows from operating activities, principally for working capital requirements, for the six months ended September 30, 1997. The Company used approximately $35.0 million in investing activities, while providing $43.2 million in financing activities for the six months ended September 30, 1997. As of September 30, 1997, $29.7 million was available under the Credit Facility.

    The Company provided approximately $8.1 million from operating activities and $11.2 million from investing activities, while using $18.9 million in financing activities, net of the Company's initial public offering, primarily for retirement of debt for the fiscal year ended March 31, 1997.

    On July 19, 1996, the Company entered into an unsecured five-year credit agreement for $85.0 million ($50.0 million revolver and $35.0 million term loan). On December 31, 1996, the Company amended the credit agreement increasing the revolving credit facility to $85.0 million and retiring the term loan. The term loan of $33.8 million was repaid using proceeds from the Company's initial public offering and borrowings under the Company's revolving credit facility.

    On March 31, 1997, the Company entered into an amended and restated agreement (the "Credit Facility") with its lenders to extend the maturity date of the existing credit agreement, reduce interest rates and amend certain covenants. The Credit Facility contains restrictions and covenants applicable to the Company which include limitations on the ability to incur additional indebtedness, issue stock options or warrants, make certain restricted payments and acquisitions, create liens, enter into transactions with affiliates, sell substantial portions of its assets and make capital expenditures. The Company's long-term debt generally prohibits the Company from paying any dividends or making any distributions on its capital stock. On October 24, 1997, the Company amended the Credit Facility, increasing the availability from $85.0 million to $125.0 million.

    The Credit Facility matures on March 31, 2002 and bears interest, at the option of the Company, at the fluctuating prime rate or LIBOR plus applicable basis points. On September 30, 1997, an aggregate amount of approximately $54.0 million was outstanding under the Credit Facility, $50.0 million of which was accruing interest at LIBOR plus applicable basis points, or, 6.1875% per annum, and $4.0 million of which was accruing interest at the prime rate of 8.5% per annum. Amounts repaid on the Credit Facility may be reborrowed.

    The proceeds of borrowings under the Company's credit arrangements and the proceeds from the sale of the discontinued paper operations of Quality Park were used to extinguish the outstanding balances of the revolving credit facility, the senior term loans and the senior subordinated notes existing at March 31, 1996. The early extinguishment of this debt resulted in an extraordinary loss of approximately $1.5 million, net of an income tax benefit of approximately $1.0 million.

    The Company's 10.5% junior subordinated promissory notes are unsecured obligations of the Company, which are contractually subordinated to all liabilities of TCI and its subsidiaries. These notes were issued to TFX Equities, Inc. and certain members of management of TCI and are due in equal installments on December 31, 2005 and 2006, although the holders of these notes have no right to demand payment of principal until all superior debt, as defined, has been paid in full.

    In the third quarter of fiscal 1997, the Company completed the sale of 2,875,000 shares of its Common Stock for $19.00 per share through an underwritten public offering and the sale of 125,000 shares of its Common Stock for $17.67 per share through a direct sale by the Company. The net proceeds from the sales, of approximately $51.8 million, were used to pay down a portion of the Company's long-term borrowings under its five-year credit agreement and $5.5 million of the 10% subordinated promissory note.

    On May 5, 1997, the Company entered into a loan agreement with the City of Shelbyville, Indiana relating to the City of Shelbyville, Indiana Adjustable Rate Economic Development Revenue Bonds, Series 1997 (the "Bonds"). The proceeds of the Bonds of $5.0 million are being used to fund the expansion of the Company's K-T Corporation facility. The Bonds mature on May 1, 2012 and are secured by an irrevocable letter of credit issued by PNC Bank, N.A. The Bonds bear interest at a variable weekly rate.

    In July 1997, the Company entered into a $10.0 million discretionary line of credit (the "Line of Credit"). The Line of Credit bears interest at the current rate offered by the lender. Borrowings under the Line of Credit are payable on the last day of the applicable interest period or on demand. The Line of Credit expires in July 1998 and may be continued or renewed at that time; provided, however, that the lender may terminate such Line of Credit or may refuse to lend under such Line of Credit at any time.

    On September 15, 1997, the Company retired the remaining $8.0 million subordinated note payable to IKON. The terms of the note provided for a $1.0 million discount in the event the note was repaid by October 1, 1997. The cash payment of $7.0 million was funded by the Company's long-term borrowings under its revolving credit facility. The early extinguishment of this debt resulted in an extraordinary gain of $0.6 million, net of income taxes of $0.4 million.

    Capital expenditures were approximately $7.4 million for the six months ended September 30, 1997 primarily for manufacturing machinery and equipment for the Aviation Group. Capital expenditures were approximately $8.2 million for the fiscal year ended March 31, 1997 primarily for manufacturing machinery and equipment for the Aviation Group. The Company funded these expenditures through borrowings under its Credit Facility and from the proceeds from the Bonds. The Company expects capital expenditures to be approximately $15.0 million for its fiscal year ending March 31, 1998. The expenditures are expected to be used primarily to expand capacity at several facilities in the Aviation Group.

    On July 31, 1996, the Company acquired all of the outstanding stock of AMTI based in Tempe, Arizona for an aggregate purchase price of approximately $21.2 million, including cash consideration of approximately $8.0 million, an option to purchase 13,000 shares of the Company's Class A common stock at an exercise price of $1.87 per share, a five-year covenant not-to-compete contract valued at $2.8 million and the assumption of liabilities and costs related to the transaction of approximately $10.3 million. The acquisition was accounted for under the purchase method, and the purchase price was allocated to the assets based on their estimated fair values, with any excess recorded as cost over net assets acquired. The acquisition was funded through the Company's long-term borrowings.

    As of April 30, 1997, the Company purchased substantially all of the assets of JDC Company in a cash transaction. The transaction was funded by borrowings under the Credit Facility. JDC Company, based in Ft. Lauderdale, Florida, specializes in the repair, overhaul and exchange of electromechanical aircraft instruments. The cash purchase price was approximately $2.1 million.

    On July 31, 1997, the Company sold substantially all of the assets of its Seattle, Washington based facility, Air Lab, to Sextant for approximately $5.9 million in cash and the assumption by the purchaser of certain liabilities. In connection with the sale of Air Lab, the Company and Sextant entered into a five-year marketing and service agreement pursuant to which A. Biederman, a division of the Company, will serve as an authorized warranty and non-warranty repair station for certain products of Sextant and as an authorized distributor for spare parts of Sextant. The Company believes that such marketing and service agreement will enhance customer service and increase its market share in instrument repair and distribution.

    On September 1, 1997, the Company purchased substantially all of the capital stock of Hydro-Mill in a cash transaction. The transaction was funded by borrowings under the Credit Facility. Hydro-Mill, based in Chatsworth, California, specializes in the manufacture of precision machine parts and assemblies for the aircraft industry. The cash purchase price was approximately $31.5 million.

    On October 29, 1997, the Company acquired all of the outstanding stock of Stolper. The transaction was funded by borrowings under the Credit Facility. Stolper fabricates sheet metal from high temperature alloys, which is used primarily in the hot section of jet engines. Stolper also provides repair and overhaul services to aerospace end-users. Stolper operates facilities in Brookfield, Wisconsin and Phoenix, Arizona. The cash portion of the purchase price was approximately $33.6 million.

    The Company believes that cash generated by operations, borrowings under the Credit Facility and proceeds from the Bonds will be sufficient to meet anticipated cash requirements for its operations in the next 12 months. However, the Company intends to grow through acquisition and is continuously evaluating various acquisition opportunities. As a result, the Company currently is considering a number of candidates. In the event that more than one of these transactions were successfully consummated, the availability under the Credit Facility might be fully utilized and additional funding sources may be needed. There can be no assurance that such funding sources will be available to the Company.

FORWARD-LOOKING STATEMENTS

    The foregoing discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the Company's future operations and prospects, including statements that are based on current projections and expectations about the markets in which the Company operates, and management's beliefs concerning future performance and capital requirements based upon current available information. Actual results could differ materially from management's current expectations and there can be no assurance that additional capital will not be required or that additional capital, if required, will be available on reasonable terms, if at all, at such times and in such amounts as may be needed by the Company. In addition to these factors, among other factors that could cause actual results to differ materially are uncertainties relating to the integration of acquired businesses, general economic conditions affecting the Company's two business segments, dependence of certain of the Company's businesses on certain key customers as well as competitive factors relating to the aviation and metals industries. For a more detailed discussion of these and other factors affecting the Company, see "Risk Factors."

                                    BUSINESS

GENERAL OVERVIEW

    The Company designs, engineers, manufactures, repairs and overhauls aircraft components such as mechanical and electromechanical control systems, aircraft and engine accessories, APUs, avionics and aircraft instruments. The Company serves a broad spectrum of the aviation industry, including commercial airlines and air cargo carriers, as well as OEMs of aircraft and aircraft components, on a worldwide basis.

PRODUCTS AND SERVICES

    The Company's aviation products and services may generally be divided into three categories: structural components, instrument and flight controls and operational components. The following is a description of some of the products and services offered by the Company in each of these three categories:

    STRUCTURAL COMPONENTS. The Company performs stretch forming, bending, die forming, machining, milling, welding, assembly and other fabrication on aircraft wings, fuselages and skins for aircraft produced by OEMs such as Boeing. The Company also manufactures metallic and composite bonded honeycomb assemblies for fuselage, wings and flight control surface parts for commercial airlines and other aircraft operators.

    INSTRUMENT AND FLIGHT CONTROLS. The Company designs and engineers mechanical and electromechanical controls such as remote valve operators and push/pull controls ranging from simple vent controls to sophisticated flight-critical engine controls for OEMs and commercial airlines and general aviation. In certain cases, principally at TCI, the Company's designs and engineering for such controls are proprietary because such designs are not sold to the OEM for whom the control is manufactured. Consequently, the OEM generally relies on the Company to repair or replace such component. The Company also performs repair and overhaul services and supplies spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

    OPERATIONAL COMPONENTS. The Company performs complete repair and overhaul services on APUs and components for APUs for both commercial airlines and OEMs. APUs are used to provide power for all non-propulsion aircraft functions such as air conditioning, lights and other electrical functions. The Company also repairs and overhauls aircraft accessories, including constant speed drives, pneumatic or electrically actuated valves, cabin compressors, starters and generators, and manufactures refueling booms. Certain of these components, like the APUs, are repaired pursuant to SFAR 36 certifications. In addition, the Company manufactures hot section components for small propulsion jet engines, APUs and land-based power units and combustion system components for power equipment manufacturers. Finally, the Company provides precision machining services for other operational components manufactured from refractory and other metals for the aviation and aerospace industry.

INDUSTRY OVERVIEW AND TRENDS

    According to 1996 U.S. Department of Commerce statistics, the annual worldwide market for aircraft, including components, is approximately $56.7 billion. This market is expected to grow at an annual rate of 5% to 6% through 2000. AVIATION WEEK AND SPACE TECHNOLOGY has stated that the global airline industry spends at least $20 billion annually to maintain its aircraft. Both the aircraft component production and component repair industries are highly fragmented, each consisting of a limited number of well-capitalized companies, which offer a broad range of products and services, and a large number of smaller, specialized companies. The aviation industry has been consolidating at an increasing pace in recent years, and it is expected that such consolidation will continue for the foreseeable future.

    A number of significant trends are currently affecting the market for the design, engineering, manufacture, repair and overhaul of aircraft components. These trends include the following:

    INCREASES IN AIR TRANSIT AND AIRCRAFT PRODUCTION. Boeing's 1997 Market Outlook projected that global air travel will increase by 75% and that the number of passenger and cargo delivery aircraft in service will increase by 48% through the year 2006. This trend will be driven, in part, by the anticipated continued growth of established carriers engaged in the air freight and package delivery businesses. Average passenger seat miles flown is also expected to increase significantly over the next few years. Further, many new airlines are expected to commence operations in the United States and abroad, especially in China and other countries in Asia where air traffic previously was limited. Because start-up airlines generally do not invest in the infrastructure necessary to service their aircraft, such airlines outsource all or most of their repair and overhaul services. To meet their needs, certain foreign and many start-up airlines have turned to older aircraft which generally require more frequent servicing. Further, as aging aircraft are retired, new aircraft production is increasing. The number of surplus aircraft is expected to significantly decline while new aircraft production is expected to increase over the next several years. The continued growth in air transit and aircraft production will increase the demand for aircraft component purchases and repairs.

    INCREASED OUTSOURCING BY AIRCRAFT OPERATORS AND OEMS. Aircraft operators have come under increasing pressure to reduce both operating and capital costs associated with providing aviation services. While several of the expenditures incurred by aircraft operators are beyond their direct control, such as fuel prices and labor costs, aircraft operators seeking cost reductions have increased purchases of certain components from third parties and have outsourced repair and overhaul functions. Aircraft components sold by third party suppliers and aircraft components that have been repaired and overhauled are generally less expensive than new aircraft components sold by OEMs. In addition, OEMs are increasingly becoming "assemblers" of aviation products by outsourcing more manufacturing and repair functions to third parties. In this regard, the Company supplies many OEMs with aircraft components and subassemblies, in addition to performing repair and overhaul services. In addition, as consolidation in the aviation services industry continues, aviation services consumers are requiring vendors to offer a broader range of services including, in some instances, inventory maintenance and management services. The Company believes that its broad array of aviation products and services and its reputation for quality and timely and reliable delivery will position the Company to continue to capitalize on the outsourcing trend. The Company anticipates that increased reliance on outsourcing will continue to cause consolidation in the industry since only those suppliers with extensive capacities and adequate capital will secure such agreements with OEMs and aircraft operators.

    REDUCTION IN THE NUMBER OF APPROVED SUPPLIERS AND VENDORS. In order to reduce purchasing costs, streamline purchasing decisions and have greater control over quality, purchasing departments of OEMs and aircraft operators have been reducing the number of approved suppliers and vendors. In the past year, several OEMs and aircraft operators have reduced their supplier and vendor lists from as many as 50 to a core group of five to ten "mega-suppliers" or "mega-vendors" who have the size and capacity to meet their needs. The Company has secured a position on such lists of a number of OEMs and airlines. The Company believes that this trend will continue in the future and that, due to its established market presence and reputation for quality, the Company will continue to be selected as an approved supplier and vendor. See "-- Government Regulation."

    INCREASED MAINTENANCE AND SAFETY REQUIREMENTS. Under regulations promulgated by the FAA and similar agencies in other countries, including the Joint Aviation Authority (the "JAA") and the Civil Aviation Administration of China (the "CAAC"), as well as guidelines established by OEMs and aircraft operators, when an aircraft component fails to perform within certain prescribed limits or after logging a prescribed number of flight hours, the aircraft component must be brought to a repair facility certified by the FAA or similar agency of a foreign nation for various types of designated service or replacement. The FAA has changed the nature of the licenses that it grants, from the grant of broad licenses for aircraft accessories or instruments within broad classifications to more limited licenses covering specific parts within more narrow classifications. The Company holds many perpetual broad licenses that will continue unless abandoned, suspended or revoked. In addition, aircraft components require regular maintenance and inspection and replacement of "life-limited" components. The trend toward more stringent maintenance requirements and more frequent maintenance and overhaul has increased the size of the market for the repair of such components, because the use of new components is not always cost effective. In addition, a proposed change in FAA regulations will require aircraft repair stations and others to implement and follow internal maintenance and safety requirements in addition to FAA regulations. The Company believes that, because of its broad licenses and long-standing emphasis on quality control, it will benefit from these higher maintenance and safety standards.

    INCREASED EMPHASIS ON COMPONENT TRACEABILITY. Because of concerns regarding the use of unapproved aircraft spare parts, regulatory authorities have increased the level of documentation that must be maintained on spare parts. This requirement has been extended by OEMs and aircraft operators to the vendors of spare parts. The high cost of required technology to compete effectively in the redistribution market has made entry into and survival in the aircraft spare parts redistribution market increasingly difficult and expensive. The Company has implemented technology to enable it to meet these more stringent traceability requirements and intends to continue to do so in the future.

COMPETITIVE ADVANTAGES

    The Company believes that it is well positioned to take advantage of trends affecting the market for the design, engineering, manufacture, repair and overhaul of aircraft components due to:

    BROAD ARRAY OF PRODUCTS AND SERVICES. The Company offers the aviation industry a consolidated point of purchase for a broad array of aviation products and services. The Company designs, engineers and manufactures aircraft components to fulfill the particular needs and requirements of its customers, including electromechanical controls and fuselage structural components for the 777 model aircraft for Boeing. In certain cases, principally at TCI, the Company owns the proprietary rights to these designs and, accordingly, the customer generally relies on the Company to provide service on such aircraft components at every stage of their useful lives, including the repair and overhaul or replacement of such components. In addition, the Company manufactures aviation components according to its customers' specifications. The Company also performs repair and overhaul services for customers on various aviation components manufactured by third parties such as AlliedSignal Inc. ("AlliedSignal"). The Company offers to maintain and manage inventories of aircraft components and other products for certain of its customers. In certain instances, the Company's customers require it to maintain and manage their inventories.

    GOVERNMENT CERTIFICATIONS. The Company operates 12 FAA-certified repair stations and has been granted licenses from the FAA and foreign regulatory counterparts, including the JAA and the CAAC, to perform repair and overhaul services on broad classifications of aircraft instruments and accessories. Without such broad certifications and licenses, which are often expensive and time-consuming to obtain and involve extensive audit procedures, other companies are precluded from offering these products and services, thereby constituting a significant barrier to entry. See "-- Government Regulation." In addition, the Company holds two exclusive licenses issued by the FAA which permit the Company to design, engineer, repair, test and release into service without FAA approval certain products to its own specifications for certain aircraft components and therefore to compete directly with OEMs with respect to such components. These exclusive licenses, known as SFAR 36 certifications, enable the Company to offer, on a proprietary basis, certain repaired parts relating to various aircraft accessories such as APUs and constant speed drives to its customers at a lower cost than other companies that must purchase replacement parts from third parties. The Company employs three DERs who are certified to act on behalf of the FAA to develop, substantiate and approve repairs on components.

    EMPHASIS ON QUALITY CONTROL. The Company incurs significant expenses to maintain the most stringent quality control of its products and services. In addition to domestic and foreign governmental regulations, OEMs, commercial airlines and other customers require that the Company satisfy certain requirements relating to the quality of its products and services. The Company has continually met or exceeded these requirements, and has successfully completed many audits conducted on a regular basis by the Coordinated Agency for Supplier Evaluation ("C.A.S.E."), a consortium of United States airlines. As a C.A.S.E.-listed vendor, the Company is reviewed on a regular basis for quality and efficiency. In addition, the Company conducts voluntary, thorough self-auditing, utilizing inspectors from its various companies to audit other companies in its Aviation Group. The Company also performs testing and certification procedures on all of the products that it designs, engineers, manufactures, repairs and overhauls, and maintains detailed records to ensure traceability of the production of and service on each aircraft component. The Company believes that its emphasis on quality control has enabled it to obtain many of the FAA licenses it enjoys, including its exclusive SFAR 36 certifications. The expense required to institute and maintain the Company's quality control procedures represents a barrier to entry for other companies.

    BROAD CUSTOMER BASE. Due to the Company's broad array of products and services and its emphasis on quality control and timely delivery, the Company's customers include virtually all of the world's major commercial airlines and an increasing number of the most widely recognized air cargo carriers, including Federal Express Corporation and United Parcel Service of America Inc., and OEMs such as Boeing, Bombardier Inc., Aerospatiale (Airbus) and AlliedSignal. The Company expects that its customer base will continue to strengthen and broaden with increased cross-selling efforts by the Company of its related products and services. Boeing (including McDonnell Douglas, which has been recently acquired by Boeing) accounted for more than 10% of the Company's consolidated revenues for the 12 months ended September 30, 1997. Although the loss of Boeing could have a material adverse effect on the Company, the Company provides various products and services to numerous Boeing facilities and, accordingly, the Company believes that the loss of all Boeing business is unlikely.

    ESTABLISHED INDUSTRY PRESENCE. The operating divisions and subsidiaries in the Company's Aviation Group have substantial experience in the aviation industry. These entities are characterized by experienced management and highly-skilled employees. Because of its established industry presence, the Company enjoys strong customer relations, name recognition and repeat business.

COMPANY STRATEGY

    The Company intends to grow its aviation business through:

    EXPANSION OF PRODUCTS AND SERVICES. The Company will continue to introduce new aviation products and services to take advantage of the growing aviation industry and the increasing demand for aviation products and services. In an effort to expand its existing array of products and services and to capture additional repair and overhaul business, the Company plans to expand, as appropriate, its program for the distribution and inventory management of third party aircraft components. The Company will also expand its assembly and subassembly capabilities on certain aircraft components. By broadening its products and services, the Company intends to further expand its position as a consolidated point of purchase to the aviation industry, capitalizing on the increasing trend toward outsourcing and the reduction by aircraft operators and OEMs of the number of approved suppliers and vendors.

    ACQUISITIONS. The Company expects to continue its growth through acquisitions of other companies, assets or product lines that add to or complement the Company's existing aviation products and services. The Company successfully completed six acquisitions since October 1995, three of which were completed since the Company's initial public offering. The Company acquired JDC Company as of April 30, 1997. JDC Company is engaged in the business of repairing, overhauling, exchanging and selling instrumentation for the aviation industry. In addition, the Company purchased Hydro-Mill on

September 2, 1997. Hydro-Mill manufactures, repairs and overhauls precision machine parts and assemblies for the airline industry. The Company also acquired Stolper on October 29, 1997. Stolper fabricates precision sheet metal turbomachinery components, manufactures hot section components for small propulsion jet engines and APUs and manufactures combustion system components. Because of the fragmented nature of much of the market for aircraft products and services, the Company believes that many additional acquisition opportunities exist in the aviation industry. The Company intends to further capitalize on the consolidation trend in the aviaition industry and, therefore, the Company is currently evaluating acquisition opportunities. There can be no assurance that the Company will successfully complete any of these acquisitions or, that if so acquired, such entities will be properly integrated into the Company.

    EXPANDED OPERATING CAPACITY. The Company plans to increase its operating capacity to meet the expected increased growth and demand in the aviation industry. The Company will increase its capital expenditures, including expenditures for additional equipment and skilled labor, to support this increased capacity. The Company intends to continue to invest in state of the art machinery to increase its operating efficiencies and improve operating margins.

    INCREASED INTERNATIONAL MARKETING. The Company will continue to take advantage of the expanding international market for aviation products and services as worldwide air travel escalates and foreign nations, particularly China and other countries in Asia, purchase used aircraft that require more frequent repair and maintenance. The Company currently supplies products and services to virtually every major commercial airline in the world and retains independent sales representatives in a number of foreign countries. In addition, the Company participates each year in several international trade shows, including the Paris Air Show and the Singapore Air Show. The Company intends to build on its existing international presence through continued market penetration and, as appropriate opportunities arise, foreign acquisitions.

    CAPITALIZING ON AVIATION GROUP AFFILIATION. Utilizing the group affiliation of the Company's operating divisions and subsidiaries, the Company plans to increase cross-selling of related capabilities to its customers. For example, one of the Company's operating divisions distributes certain electromechanical controls manufactured by a subsidiary of the Company. The Company's operating divisions and subsidiaries will continue to share independent sales representatives and jointly bid on projects where appropriate, while still maintaining their individual identities.

HISTORICAL BACKGROUND

    The Company was formed by members of management and CVC to acquire (the "Acquisition") certain businesses and assets from IKON. In connection with the Acquisition, 19 members of management contributed capital in the aggregate amount of approximately $1.1 million and CVC, an institutional investor, contributed capital in the aggregate amount of approximately $6.9 million.

PROPRIETARY RIGHTS

    The Company benefits from its proprietary rights relating to certain designs, engineering, manufacturing processes and repair and overhaul procedures. For example, at TCI, the Company designs and engineers flight control systems and retains the proprietary rights to these designs and engineering. Accordingly, the customer generally relies on the Company to provide initial and additional components, as well as to redesign, reengineer, replace or repair and provide overhaul services on such aircraft components at every stage of their useful lives. In addition, the Company has proprietary rights to certain of its manufacturing processes. For certain products, the Company's unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on the Company for production of such designed product. The Company also holds two SFAR 36 certifications that permit it to develop proprietary repair procedures to be used in certain repair and overhaul processes, enabling the Company to offer the customer a lower cost alternative to purchasing the OEM's replacement part. The Company employs three DERs who are certified to act on behalf of the FAA to develop, substantiate and approve repairs on components for certain of the Company's operating divisions and subsidiaries.

RAW MATERIALS AND REPLACEMENT PARTS

    The Company purchases raw materials, primarily consisting of steel and aluminum coils, sheets and shapes, from various vendors. The Company also purchases replacement parts which are utilized in its various repair and overhaul operations. Although the Company believes that these raw materials and replacement parts are generally available at competitive prices from numerous sources, the Company has recently had difficulty purchasing aluminum sheet and extrusions in sufficient amount to meets its customers' demands. See "Risk Factors-- Limited Availability of Raw Materials."

OPERATING DIVISIONS AND SUBSIDIARIES

    The Company operates through several operating divisions and subsidiaries which are divided into two groups: the Aviation Group and the Metals Group. The following chart describes the operations, customer base and certain other information with respect to the Company's operating divisions and subsidiaries:

        OPERATING                                                                                         NUMBER
   DIVISION/SUBSIDIARY                                                                                      OF
   (YEAR ESTABLISHED)          LOCATION                BUSINESS               TYPE OF CUSTOMERS          EMPLOYEES
-------------------------  -----------------  --------------------------  --------------------------  ---------------
AVIATION GROUP
A. Biederman(1)            Glendale, CA       Sells and services          Commercial airlines, U.S.             85
  (1933)                                      aircraft and industrial     military and cargo
                                              instruments.                carriers.
Advanced Materials         Tempe, AZ          Repairs and manufactures    Aviation OEMs and aircraft           255
Technologies, Inc.(3)                         components for APUs and     operators.
  (1987)                                      gas turbine engines.
Aerospace Technologies,    Forth Worth, TX    Manufactures metallic/      Commercial airlines, U.S.            100
Inc.(1)                                       composite bonded honeycomb  military and component
  (1969)                                      assemblies and repairs      supplier industry.
                                              fuselage, wing, flight
                                              control surface parts and
                                              other flight critical
                                              components.
JDC Company(3)             Ft. Lauderdale,    Repairs and services        Aircraft manufacturers                49
  (1985)                   FL Georgetown, TX  aircraft instruments.       ranging from general
                                                                          aviation to wide-body air
                                                                          transport.
Hydro-Mill Co.             Chatsworth, CA     Manufactures, repairs and   Aviation OEMs, commercial            170
  (1937)                                      overhauls precision         airlines and aircargo
                                              machine parts and           carriers.
                                              assemblies.
K-T Corporation            Shelbyville, IN    Performs stretch forming,   Aviation OEMs, U.S.                  255
  (1963)                                      bending, die forming,       military and aerospace,
                                              machining, welding,         mass transportation,
                                              assembly and other          energy and heavy trucking
                                              fabrication on aircraft     industries.
                                              wings, fuselages and
                                              skins.
L.A. Gauge Co.             Sun Valley, CA     Machines, bonds and         Defense, aerospace,                   42
  (1954)                                      fabricates ultra-precision  medical, automotive and
                                              parts.                      computer industries.
Lamar Electro-Air          Wellington, KS     Repairs and overhauls       U.S. government,                     116
Corporation (1)(2)                            aircraft and engine         commercial airlines and
  (1965)                                      accessories, manufactures   general aviation aircraft
                                              pneumatic and electrically  operators.
                                              actuated valves for
                                              aircraft and assembles
                                              axles and aluminum wheels
                                              for automobiles.

        OPERATING                                                                                         NUMBER
   DIVISION/SUBSIDIARY                                                                                      OF
   (YEAR ESTABLISHED)          LOCATION                BUSINESS               TYPE OF CUSTOMERS          EMPLOYEES
-------------------------  -----------------  --------------------------  --------------------------  ---------------
Northwest Industries       Albany, OR         Machines and fabricates     Aerospace, nuclear,                   29
  (1960)                                      refractory, reactive, heat  medical, electronic and
                                              and corrosion-resistant     chemical industries.
                                              precision products.
Special Processes of       Phoenix, AZ        Produces and applies        Aviation OEMs and aircraft            15
Arizona, Inc.(1)                              plasma coating.             operators.
  (1987)
Stolper-Fabralloy          Phoenix, AZ        Fabricates precision sheet  Commercial, military and             207
Company, LLC(3)            Brookfield, WI     metal turbomachinery        aerospace OEMs.
  (1908)                                      components, manufactures
                                              hot section components for
                                              small propulsion jet
                                              engines and APUs and
                                              manufactures combustion
                                              system components.
Triumph Air Repair,        Phoenix, AZ        Repairs and overhauls APUs  Worldwide commercial                 174
Inc.(1)(2)                                    and supplemental            airlines.
  (1979)                                      equipment.
Triumph Controls, Inc.(1)  North Wales, PA    Designs and manufactures    Aviation OEMs, shipyards,            283
  (1943)                                      mechanical and              repair and overhaul
                                              electromechanical control   facilities, airlines and
                                              systems.                    U.S. and NATO military
                                                                          forces.
METALS GROUP
Deluxe Specialties Mfg.    Hutchinson, KS     Manufactures fuel tanks     U.S. manufacturers of                115
Co.                                           and hydraulic reservoirs.   mobile, material handling,
  (1961)                                                                  agricultural, construction
                                                                          and power generation
                                                                          equipment.
Great Western Steel Co.    Chicago, IL        Produces steel products,    Manufacturers, primarily              38
  (1918)                                      specializing in flat        in the home and office
                                              rolled products.            products industries.
Kilroy Structural Steel    Cleveland, OH      Erects structural steel     General contractors,                  11
Co.                                           frameworks.                 engineers and architects
  (1918)                                                                  of commercial buildings
                                                                          and bridges.
Triumph Industries         Bridgeview, IL     Produces and distributes    Computer and electronic               54
  (1960)                                      specialty                   industries.
                                              electrogalvanized
                                              products.

------------------------

 (1) Designates FAA-certified repair station.

 (2) Designates SFAR 36 certification.

 (3) Designates that two locations are FAA-certified repair stations.

METALS PROCESSING AND DISTRIBUTION

    The Company's Metals Group consists of three operating divisions and one subsidiary with substantial experience in the metals industry. These businesses include a leading producer of electrogalvanized steel products, a steel service center specializing in flat rolled steel products and a leading manufacturer of fuel tanks and hydraulic reservoirs. These entities supply products to several hundred manufacturers and other customers in the computer, electronics and agricultural industries on a regional and national basis. In addition, the Company operates a business engaged in the erection of structural frameworks for buildings and bridges in the midwestern United States.

    The Company's Metals Group processes, converts and distributes steel and steel products including electrogalvanized steel products which are stamped, formed, welded and painted, and coated steel for the electronic and computer industries. The Company's steel service center specializes in flat rolled products and their processing, including hot or cold rolled sheet and coil and galvanized sheet and coil used primarily by the home and office products and appliance industry. The Company's fuel tanks and hydraulic reservoirs are used in off-highway mobile equipment units, which are sold primarily to the agricultural industry.

    The Company also erects structural framework, including steel members and allied materials, for buildings and bridges, with a specialty in commercial and industrial buildings. Included among the Company's projects are Jacobs' Field, the Cleveland Indians' baseball stadium, and the Rock 'n Roll Hall of Fame in Cleveland, Ohio. These structural erection services are provided on a project-by-project basis primarily in the midwestern United States. These projects are generally awarded on a fixed fee, competitive bid basis.

SALES AND MARKETING

    Each of the Company's operating divisions and subsidiaries independently conducts sales and marketing efforts directed at their respective customers and industries and, in some cases, collaborates with other operating divisions and subsidiaries within its group for cross-marketing efforts. Each sales force and the respective officers of the operating divisions and subsidiaries are responsible for obtaining new customers and maintaining relationships with existing customers. Sales and marketing efforts are conducted primarily by independent regional manufacturer's representatives and in-house personnel. Generally, manufacturer's representatives receive a commission on sales and the in-house sales personnel receive a base salary plus commission. Engaging independent sales representatives at the local level facilitates responsiveness to each customer's changing needs and current trends in each marketplace in which the Company operates.

    Presidents of each of the Company's operating divisions and subsidiaries in the Aviation Group meet periodically to discuss ways to improve sales and cross-marketing opportunities. The management of each operating division and subsidiary of the Company also maintains close business relationships with many customers, thereby furthering the sales and marketing efforts of their businesses.

    A significant portion of the Company's government and defense contracts are awarded on a competitive bidding basis. The Company generally does not bid or act as the primary contractor, but will typically bid and contract as a subcontractor on contracts on a fixed fee basis. The Company generally sells to its other customers on a fixed fee, negotiated contract or purchase order basis.

BACKLOG

    As of September 30, 1997, the Company's Aviation and Metals Groups had outstanding purchase orders representing an aggregate invoice price of approximately $133.0 million and $13.0 million, respectively. As of September 30, 1996, the Company's Aviation and Metals Groups had outstanding purchase orders representing an aggregate invoice price of approximately $71.0 million and $13.0 million, respectively. The Company believes that purchase orders in an aggregate approximate amount of $29.0 million will not be shipped by the Aviation Group by March 31, 1998. The Company believes that all of the purchase orders will be shipped by the Metals Group by March 31, 1998.

COMPETITION

    The aircraft components production and repair industry is highly fragmented, consisting of both a limited number of well-capitalized companies which offer a broad range of products and services and a large number of smaller, specialized companies. The Company believes that the principal competitive factors in the aviation products and services industry are quality, turnaround time, overall customer service and price. See "--Competitive Advantages." The Company believes that it competes favorably on the basis of the foregoing factors. The Company does not believe that the location of its repair facilities is a significant factor to its customers in selecting the Company, as substantially all of the components serviced by the Company are transported by common carrier to the Company's facilities for service.

    The Company competes with third party manufacturers, some of which are divisions or subsidiaries of OEMs or other large companies in the manufacture of aircraft components and subassemblies. Competition for the repair and overhaul of aviation components comes from three primary sources, some with greater financial and other resources than the Company: OEMs, major commercial airlines and other independent service companies. Certain major commercial airlines continue to own and operate their own service centers, while others have begun to sell their repair and overhaul services to other aircraft operators. The repair and overhaul services provided by domestic airlines are primarily for their own aircraft, although these airlines may outsource a limited amount of repair and overhaul services to third parties. Foreign airlines that provide repair and overhaul services typically provide these services not only for their own aircraft but for other airlines as well. OEMs also maintain service centers which provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components.

    The Company's principal competitors in the metals industry include national and regional steel mills, other steel service centers, steel erection companies and pre-engineered building manufacturers. Some of these competitors have greater financial and other resources than the Company.

GOVERNMENT REGULATION

    The aviation industry is highly regulated in the United States by the FAA and in other countries by similar agencies. The Company must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, the operations of the Company would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and such new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on the Company.

    The Company must also satisfy the requirements of its customers, including OEMs, that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to aircraft components used in commercial flight operations. The FAA regulates commercial flight operations and requires that aircraft components meet its stringent standards. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and the Company currently satisfies these maintenance standards in its repair and overhaul services. Several of the Company's operating divisions are FAA-approved repair stations.

    Currently, the FAA is granting licenses only for the manufacture or repair of a specific aircraft component, rather than the broader licenses that have been granted in the past. The FAA licensing process may be costly and time-consuming. In order to obtain an FAA license, an applicant must satisfy all applicable regulations of the FAA governing repair stations. These regulations require that an applicant have experienced personnel, inspection systems, suitable facilities and equipment. In addition, the applicant must demonstrate a need for the license. Because an applicant must procure manufacturing and repair manuals from third parties relating to a particular aircraft component in order to obtain a license with respect to such component, the application process may involve substantial cost.

    The license approval processes for the JAA and CAAC are similarly stringent, involving potentially lengthy audits conducted by these regulatory authorities.

    The Company's aviation and metals operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act of 1970 ("OSHA") mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. The Company believes that its operations are in material compliance with OSHA's health and safety requirements.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to federal, state and local environmental laws and regulation by government agencies, including the EPA. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require the Company to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company. Although management believes that the Company's operations and its facilities are in material compliance with such laws and regulations, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future.

    Certain of the Company's facilities have been or are currently the subject of environmental remediation activities, the cost of which is subject to indemnification provided by IKON pursuant to the Acquisition. One of these facilities is connected with a site included on the National Priorities List of Superfund sites maintained by the EPA. Another of these facilities is located on a site included in the EPA's database of potential Superfund sites. IKON's indemnification covers the Company for losses the Company might suffer in connection with liabilities and obligations (and other liabilities and obligations arising out of or in connection with the Acquisition) arising under environmental, health and safety laws with respect to operations or use of those facilities prior to their acquisition by the Company. More specifically, this IKON indemnification covers both (i) the costs, claims and potential losses associated with environmental matters identified in the purchase agreement for the Acquisition as the result of environmental assessments or other disclosures made in connection with the Acquisition, including the costs, claims and potential losses associated with all the environmental remediation activities and identified liabilities, and (ii) the losses connected to environmental liabilities which were not identified in the purchase agreement and which arise from conditions or activities existing at the facilities or operations acquired from IKON prior to their acquisition from IKON, provided that they are identified by the Company to IKON before July 22, 2000. Certain other facilities acquired and operated by the Company or one of its subsidiaries, including a leased facility located on an EPA National Priorities List site, are under active investigation for environmental contamination by federal or state agencies when acquired, and continue to be under such investigation. The Company is indemnified by prior operators and/or present owners of the facilities for liabilities which the Company incurs as a result of these investigations and the environmental contamination found which pre-dates the Company's acquisition of these facilities. Two Company facilities also have been the subject of notices from a citizen group alleging failure to notify and file reports with appropriate agencies regarding the presence of certain hazardous chemicals in excess of specified threshold quantities. The Company has denied these allegations. See "Risk Factors -- Potential Exposure to Environmental Liabilities."

EMPLOYEES

    As of September 30, 1997, the Company employed approximately 1,900 persons, of whom 193 were management employees, 50 were sales and marketing personnel, 156 were technical personnel, 266 were administrative personnel and 1,235 were production workers. As of September 30, 1997, approximately 228 employees were subject to collective bargaining agreements. None of these collective bargaining agreements will expire in the next 12 months. The Company is currently contesting the election of a union for certain employees at one of the Company's operating divisions in the Metals Group. The Company has not experienced any material labor-related work stoppage and considers its relations with its employees to be good.

PROPERTIES

    The Company's executive offices are located in Wayne, Pennsylvania, where the Company leases 7,695 square feet of space. This lease expires in November 2002. In addition, the Company owns or leases the following facilities in which its operating divisions and subsidiaries are located.

                                                                                                         OWNED/
                                                                                             SQUARE       LEASE
LOCATION                                                      DESCRIPTION                    FOOTAGE   EXPIRATION
--------------------------------------------  --------------------------------------------  ---------  -----------
Chandler, AZ................................  Thermal processing facility/office                7,000        2017
Phoenix, AZ.................................  Plasma spray facility/office                     13,500        2000
Phoenix, AZ.................................  Repair and overhaul shop/office                  50,000        1998
Phoenix, AZ.................................  Manufacturing facility/office                    35,000        1999
Tempe, AZ...................................  Manufacturing facility/office                    13,500       Owned
Tempe, AZ...................................  Machine shop                                      9,300       Owned
Tempe, AZ...................................  Machine shop                                     32,000       Owned
Chatsworth, CA..............................  Manufacturing facility/office                   101,900       Owned
Chatsworth, CA..............................  Manufacturing facility                           10,000        1998
Glendale, CA................................  Instrument shop/warehouse/office                 25,000        2005
Milpitas, CA................................  Warehouse/repair shop/office                      3,700        1997
Sun Valley, CA..............................  Mechanic shop/office                             30,000       Owned
Ft. Lauderdale, FL..........................  Instrument shop/warehouse/office                  7,200        2002
Bridgeview, IL..............................  Steel processing facility/office                135,700        2006
Chicago, IL.................................  Steel distributing facility/office              140,000       Owned
Shelbyville, IN.............................  Manufacturing facility/office                   192,300       Owned
Shelbyville, IN.............................  Manufacturing facility/office                    50,000       Owned
Hutchinson, KS..............................  Manufacturing facility/office                    75,000       Owned
Wellington, KS..............................  Repair and overhaul/office                       90,000        1997
Cleveland, OH...............................  Steel fabrication facility/office               163,000       Owned
Plain City, OH..............................  Office                                            2,000        1997
Albany, OR..................................  Machine shop/office                              25,000       Owned
North Wales, PA.............................  Manufacturing facility/office                   111,400        2002
Fort Worth, TX..............................  Manufacturing facility/office                   114,100       Owned
Georgetown, TX..............................  Instrument shop/warehouse/office                  2,200        1997
Brookfield, WI..............................  Manufacturing facility/office                    62,000        2006

    The Company believes that its properties are adequate to support its operations for the foreseeable future.

LEGAL PROCEEDINGS

    The Company is not presently involved in any material legal proceedings outside of the ordinary course of business. The Company may in the future be named as a defendant in lawsuits involving product defects, breach of warranty or other actions relating to products that it manufactures or products that it distributes that are manufactured by others. The Company believes that its potential exposure is adequately covered by its aviation product and general liability insurance.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of October 31, 1997 by (i) all persons known to the Company to be the beneficial owner of 5% or more of the Common Stock; (ii) each director of the Company; (iii) each executive officer of the Company; (iv) all directors and executive officers of the Company as a group; and (v) the Selling Stockholder. This table does not include shares of Common Stock that may be purchased pursuant to options not excercisable within 60 days of October 31, 1997. All persons listed have sole voting and investment power with respect to their shares unless otherwise noted. The following table assumes that the Selling Stockholder has exercised its warrant with respect to 324,155 shares of Common Stock prior to the offering.

                                                          BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                                           BEFORE OFFERING(1)                       AFTER OFFERING
                                                        ------------------------   SHARES TO   ------------------------
                                                          SHARES       PERCENT      BE SOLD      SHARES       PERCENT
                                                        -----------  -----------  -----------  -----------  -----------
PRINCIPAL STOCKHOLDERS:
Richard C. Ill(2).....................................      278,943         2.8%      --           278,943         2.3%
John R. Bartholdson(2)(3).............................      264,376         2.6%      --           264,376         2.2%
Richard M. Eisenstaedt(4).............................        3,500           *       --             3,500           *
Paul T. Stimmler(4)(5)................................       57,500           *       --            57,500           *
Kevin E. Kindig(4)(6).................................       33,253           *       --            33,253           *
Richard C. Gozon......................................       66,095           *       --            66,095           *
Claude F. Kronk.......................................       64,969           *       --            64,969           *
Joseph M. Silvestri...................................       23,824           *       --            23,824           *
Michael A. Delaney....................................       20,922           *       --            20,922           *
Citicorp Venture Capital, Ltd.(7).....................    4,648,535        46.1%      --         4,648,535        38.5%
All executive officers and directors as a group (9
  persons)............................................      813,382         8.0%      --           813,382         6.7%

SELLING STOCKHOLDER:
World Equity Partners, L.P.(8)........................      650,000         6.3%     324,155       325,845         2.6%

------------------------

 * Less than one percent.

 (1) Based upon outstanding shares of Common Stock and Class D Common Stock.

 (2) Includes 8,750 shares of Common Stock which are subject to currently exercisable stock options.

 (3) Includes 1,500 shares of Common Stock beneficially owned by Mr. Bartholdson's daughters for which he disclaims beneficial ownership.

 (4) Includes 2,500 shares of Common Stock which are subject to currently exercisable stock options.

 (5) Includes 25,000 shares of Common Stock held by Mr. Stimmler's wife for which he disclaims beneficial ownership.

 (6) Includes 200 shares of Common Stock beneficially owned by Mr. Kindig's children for which he disclaims beneficial ownership.

 (7) Includes 920,753 shares of Common Stock and 3,727,962 shares of Class D Common Stock. Excludes 324,155 shares of Common Stock and 325,845 shares of Common Stock issuable upon exercise of the warrant held by the Selling Stockholder, which is separately provided in this table.

 (8) Includes 325,845 shares of Common Stock issuable upon exercise of the warrant. World Equity Partners, L.P. is a limited partnership, the general partner of which is Citicorp Capital Investors, Ltd., an affiliate of CVC.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholder the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                                        NUMBER OF
UNDERWRITER                                                                                              SHARES
-----------------------------------------------------------------------------------------------------  -----------
BT. Alex. Brown Incorporated.........................................................................
SBC Warburg Dillon Read Inc..........................................................................

Total................................................................................................    2,325,000
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase the total number of shares of Common Stock offered hereby if any of such shares are purchased.

    The Company and the Selling Stockholder have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $         per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $         per share to certain other
dealers. The public offering price and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, excercisable not later than 30 days after the date of this Prospectus, to purchase up to 232,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,325,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,325,000 shares are being offered.

    The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company and the Selling Stockholder have agreed that until 90 days after the date of this Prospectus, they will not, without the prior written consent of BT Alex. Brown Incorporated, sell, offer to sell, issue, or otherwise distribute any shares of Common Stock or securities convertible into or exchangeable or excercisable for Common Stock except those shares issued pursuant to the Company's 1996 Stock Option Plan.

    The Company, its executive officers and directors, and CVC, its largest stockholder, who beneficially own 5,441,704 shares in the aggregate, have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or excercisable and exchangeable for, shares of Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent BT Alex. Brown Incorporated.

    Certain principals of SBC Warburg Dillon Read Inc. held an ownership interest in Stolper for which they received a portion of the purchase price from the sale of Stolper to the Company. SBC Warburg Dillon Read Inc. received usual and customary fees in connection with the transaction.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania. Certain legal matters related to this offering will be passed upon for the Underwriters by Wilmer, Cutler & Pickering, Baltimore, Maryland.

                                    EXPERTS

    The consolidated financial statements and schedule of Triumph Group, Inc. as of March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein and in the Registration Statement. Such consolidated financial statements and schedule are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Such reports and other information can also be inspected at the NYSE where the Company's Common Stock is listed. In addition, the Commission maintains a Web site that contains reports, proxy and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 ("Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1.  Annual Report on Form 10-K for the year ended March 31, 1997;

    2. Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997 and September 30, 1997;

    3.  Current Report on Form 8-K filed on September 15, 1997; and

    4.  Registration Statement on Form 8-A filed on September 27, 1996.

    All other reports filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing of such documents.

    Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein hereby modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will furnish without charge upon written or oral request to each person to whom this Prospectus is delivered a copy of any or all documents incorporated by reference herein other than exhibits to such documents not specifically incorporated by reference thereto. Such request should be directed to Richard M. Eisenstaedt, Vice President, General Counsel and Secretary, Triumph Group, Inc., at Four Glenhardie Corporate Center, 1255 Drummers Lane, Suite 200, Wayne, Pennsylvania 19087 or at (610) 975-0420.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          9
Use of Proceeds.................................         13
Dividend Policy.................................         13
Price Range of Common Stock.....................         13
Capitalization..................................         14
Selected Consolidated Financial Data............         15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         17
Business........................................         27
Principal and Selling Stockholders..............         38
Underwriting....................................         39
Legal Matters...................................         40
Experts.........................................         40
Available Information...........................         41
Incorporation of Certain Information by
  Reference.....................................         41

                                2,325,000 SHARES

                                     [LOGO]

                              TRIUMPH GROUP, INC.

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                                 BT ALEX. BROWN

                          SBC WARBURG DILLON READ INC.

                               November   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated amount of various expenses in connection with the sale and distribution of the securities being registered:

SEC registration fee............................................  $  25,265
NASD filing fee.................................................      8,838
NYSE filing fee.................................................     10,000
Printing and engraving expenses.................................    100,000
Legal fees and expenses (including blue sky fees and
  expenses).....................................................    100,000
Accounting fees and expenses....................................     60,000
Miscellaneous...................................................     95,897
                                                                  ---------
Total...........................................................  $ 400,000*
                                                                  ---------
                                                                  ---------

------------------------

*   Expenses set forth in this chart to be paid by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The By-laws of the Registrant provide for indemnification of directors and officers in accordance with indemnification provisions of the Delaware General Corporation Law. The Delaware statute permits indemnification of directors and officers of a corporation under certain conditions and subject to certain limitations.

    The Registrant's Certificate of Incorporation, as amended, provides that, subject to certain limitations, no director shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.
-----------

  1          Form of Underwriting Agreement.

  4          Form of certificate evidencing Common Stock of the Company (incorporated by reference to the
               Company's Registration Statement on Form S-1 (Registration Statement No. 333-10777)).

  5          Opinion of Ballard Spahr Andrews & Ingersoll regarding legality of securities being registered.

  23.1       Consent of Ernst & Young LLP.

  23.2       Consent of Ballard Spahr Andrews & Ingersoll (included in Exhibit 5).

ITEM 17. UNDERTAKINGS.

    The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Chester, Commonwealth of Pennsylvania, on October 31, 1997.

                                TRIUMPH GROUP, INC.

                                BY:              /s/ Richard C. Ill
                                     -----------------------------------------
                                                   Richard C. Ill
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      /s/ RICHARD C. ILL        President, Chief Executive
------------------------------    Officer and Director        October 31, 1997
        Richard C. Ill

   /s/ JOHN R. BARTHOLDSON      Senior Vice President,
------------------------------    Chief Financial Officer,    October 31, 1997
     John R. Bartholdson          Treasurer and Director

     /s/ RICHARD C. GOZON       Director
------------------------------                                October 31, 1997
       Richard C. Gozon

     /s/ CLAUDE F. KRONK        Director
------------------------------                                October 31, 1997
       Claude F. Kronk

   /s/ JOSEPH M. SILVESTRI      Director
------------------------------                                October 31, 1997
     Joseph M. Silvestri

    /s/ MICHAEL A. DELANEY      Director
------------------------------                                October 31, 1997
      Michael A. Delaney

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